     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 ANERGEN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                             2836                             77-0183594
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                              301 PENOBSCOT DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                                 (415) 361-8901
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             BARRY M. SHERMAN, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ANERGEN, INC.
                              301 PENOBSCOT DRIVE
                         REDWOOD CITY, CALIFORNIA 94063
                           TELEPHONE: (415) 361-8901
                            TELECOPY: (415) 361-8958
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                BARRY E. TAYLOR, ESQ.                            WILLIAM H. HINMAN, JR., ESQ.
              TREVOR J. CHAPLICK, ESQ.                                SHEARMAN & STERLING
              ROBERT G. O'CONNOR, ESQ.                         555 CALIFORNIA STREET, SUITE 2000
          WILSON SONSINI GOODRICH & ROSATI                      SAN FRANCISCO, CALIFORNIA 94104
              PROFESSIONAL CORPORATION                                  (415) 616-1100
                 650 PAGE MILL ROAD
             PALO ALTO, CALIFORNIA 94304
                   (415) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                  PROPOSED         PROPOSED
TITLE OF EACH CLASS OF                          AMOUNT TO     MAXIMUM OFFERING MAXIMUM AGGREGATE    AMOUNT OF
SECURITIES TO BE REGISTERED                  BE REGISTERED(1) PRICE PER SHARE(2) OFFERING PRICE(2) REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------
Common Stock, no par value.................. 4,600,000 shares     $4.6875        $21,562,500         $7,436
================================================================================================================

(1) Includes 600,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
================================================================================

                                 ANERGEN, INC.
                            ------------------------

                             CROSS-REFERENCE SHEET
         PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

          ITEM NUMBER AND HEADING IN FORM S-1
                REGISTRATION STATEMENT                  LOCATION OF CAPTION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....  Forepart of Registration Statement; Outside
                                                   Front Cover Page; Additional Information
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front Cover Page; Outside Back Cover
                                                   Page
  3.  Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Not Applicable
  6.  Dilution...................................  Dilution; Risk Factors
  7.  Selling Security Holders...................  Not Applicable
  8.  Plan of Distribution.......................  Outside and Inside Front Cover Pages;
                                                   Underwriting; Outside Back Cover Page
  9.  Description of Securities to be
      Registered.................................  Prospectus Summary; Dividend Policy;
                                                   Capitalization; Description of Capital
                                                   Stock; Shares Eligible for Future Sale
 10.  Interests of Named Experts and Counsel.....  Not Applicable
 11.  Information with Respect to the
      Registrant.................................  Outside and Inside Front Cover Pages;
                                                   Prospectus Summary; Risk Factors; Use of
                                                   Proceeds; Dividend Policy; Capitalization;
                                                   Price Range of Common Stock; Dilution;
                                                   Selected Financial Data; Management's
                                                   Discussion and Analysis of Financial
                                                   Condition and Results of Operations;
                                                   Business; Management; Certain Transactions;
                                                   Principal Stockholders; Description of
                                                   Capital Stock; Shares Eligible for Future
                                                   Sale; Financial Statements; Outside Back
                                                   Cover Page
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
     IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JUNE 28, 1996

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                            ------------------------

     All the shares of Common Stock offered hereby are being sold by Anergen, Inc. The Common Stock is traded on the Nasdaq National Market under the symbol ANRG. On June 27, 1996, the closing sale price of the Company's Common Stock as reported by Nasdaq was $4.63 per share. See "Price Range of Common Stock."

 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 6.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                          Underwriting
                                       Price to           Discounts and         Proceeds to
                                        Public           Commissions(1)         Company(2)
- -----------------------------------------------------------------------------------------------
Per Share.......................           $                    $                    $
- -----------------------------------------------------------------------------------------------
Total...........................           $                    $                    $
- -----------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3)......           $                    $                    $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses estimated at $400,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 600,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be in New York City on or about             ,
1996.

                            ------------------------

PAINEWEBBER INCORPORATED                   VECTOR SECURITIES INTERNATIONAL, INC.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996.

[Graphic entitled "Autoimmune Cascade in Multiple Sclerosis" depicting a macrophage engulfing a self-antigen from a nerve cell and presenting that self-antigen on its surface. It further shows that the binding of the self-antigen to the T cell receptor, when accompanied by "second signals" from the macrophage, triggers T cell proliferation and the production of cytokines that attack and damage the nerve cell]

[graphic subtitled "AnergiX(TM)" depicting T cells being bound by AnergiX compounds, going into a state of inactivation or anergy, and not attacking the nerve cell]

[graphic subtitled "AnervaX(TM)" depicting patient's antibodies binding to a portion of the MHC protein on the surface of a macrophage, thereby preventing the interaction between a T cell and the self-antigen presented by the macrophage]






     The terms Anergen, AnergiX, MS/AnergiX, MG/AnergiX, RA/AnergiX, IDDM/AnergiX, and AnervaX are trademarks of the Company.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as elsewhere in this Prospectus.

                                  THE COMPANY

     Anergen, Inc. ("Anergen" or "the Company") is focused on the treatment of autoimmune diseases through the discovery and development of proprietary therapeutics that selectively interrupt the disease process. Anergen's current research and development efforts are focused on two distinct core technologies, AnergiX(TM) and AnervaX(TM), that the Company believes may be used to treat a broad range of autoimmune diseases without generally suppressing the immune system. Patient selection has begun for a Phase I clinical trial of the Company's AnergiX compound for the treatment of multiple sclerosis ("MS") and the Company has initiated a Phase II clinical trial of its AnervaX compound for the treatment of rheumatoid arthritis ("RA"). Since 1993, the Company has collaborated with Novo Nordisk A/S ("Novo Nordisk") in the development of AnergiX treatments for MS, insulin dependent diabetic mellitus ("IDDM") and myasthenia gravis ("MG"). In June 1996, the Company announced a collaborative agreement with N.V. Organon ("Organon") to develop an AnergiX treatment for RA.

     In the body's immune system, T cells normally regulate the identification and destruction of foreign substances and malignant cells. Autoimmune diseases are caused by abnormal destruction of healthy body tissues by disease-specific T cells. Anergen's results to date suggest that treatments based on its core technologies may interrupt the chain of events fundamental to the onset and continuation of certain autoimmune diseases. The Company's AnergiX technology selectively destroys or inactivates (anergizes) the T cells implicated in the disease process. Its second core technology, AnervaX, stimulates the immune system to produce antibodies that block the presentation of self-antigens to destructive T cells. The Company believes that, because its potential therapeutics target only disease-specific T cells, the normal function of the immune system should remain unaffected. In contrast, currently available therapies for autoimmune diseases treat only the symptoms of the disease or broadly suppress the immune system, which can compromise the ability of the immune system to protect against foreign substances.

     Anergen received investigational new drug application ("IND") clearance in December 1995 with the United States Food and Drug Administration ("FDA") to begin Phase I clinical testing of its AnergiX compound for the treatment of MS. In preclinical studies, the administration of an AnergiX compound prevented or reduced disease symptoms caused by the T cell initiated autoimmune response in animal models. The Company has also demonstrated in vitro that its AnergiX compound can inactivate human T cells associated with MS. The Company is collaborating with Novo Nordisk on the development of this compound.

     In April 1996, the Company initiated a multicenter, double-blind, placebo-controlled Phase II clinical trial of its AnervaX compound for the treatment of RA. The results of a Phase I clinical trial completed in October 1995 indicated that AnervaX is well tolerated and can stimulate an immune response in RA patients. Preclinical results have also demonstrated that the Company's AnervaX approach may prevent the onset or reduce the severity of autoimmune disease in animal models.

     The Company entered into a collaborative agreement with Novo Nordisk in August 1993 under which Novo Nordisk, in exchange for certain marketing rights, will support research and development of the Company's MS, MG and IDDM programs, make milestone payments, and pay royalties on product sales, if any. The Company has the right to co-promote any resultant products for MS and MG in North America. In addition, at the time of the agreement, Novo Nordisk made an $8 million equity investment in the Company.

In March 1996, the development program with Novo Nordisk was extended through August 1998, increasing total funds expected to be received by the Company under the collaboration from $25 million to $35 million. These amounts do not include the cost of clinical trials that will be borne directly by Novo Nordisk.

     In June 1996, the Company entered into a collaborative agreement with Organon under which Organon, in exchange for certain marketing rights, will support research and development of an AnergiX compound to treat RA that incorporates a proprietary peptide discovered by Organon. Under the arrangement, Organon will also pay the Company a one-time license fee, make milestone payments and pay royalties on product sales, if any. The license fee, research and development support and milestone payments that the Company may receive under this agreement are estimated to exceed $15 million. These amounts do not include the cost of clinical trials that will be borne directly by Organon.

     The Company was incorporated in California in April 1988 as Biospan Corporation and changed its name to Anergen, Inc. in July 1991. The Company's principal executive offices are located at 301 Penobscot Drive, Redwood City, California 94063, and its telephone number at that location is (415) 361-8901.

                                  THE OFFERING

Common Stock Offered by the Company.......    4,000,000 shares(1)
Common Stock to be Outstanding after the
  Offering................................    19,029,430 shares(2)
Use of Proceeds...........................    Research and product development, clinical
                                              trials, additional personnel, capital
                                              equipment, manufacturing expansion and other
                                              working capital and general corporate purposes.
                                              See "Use of Proceeds."
Nasdaq National Market Symbol.............    ANRG

- ---------------
(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 600,000 additional shares of Common Stock.
(2) Based upon the number of shares outstanding as of March 31, 1996. Excludes 825,815 shares issuable upon exercise of options outstanding under the Company's 1988 Stock Option Plan, 20,000 shares issuable upon exercise of options outstanding under the Company's 1995 Director Option Plan and 459,015 shares of Common Stock issuable upon exercise of outstanding warrants. See "Capitalization," "Management -- Incentive Stock Plans" and
    Note 6 to Financial Statements.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Contract revenues -- related party......  $    --   $    --   $   339   $ 2,325   $ 3,001   $   551   $   783
  Interest income.........................      163       544       312       207       533        17       139
                                            -------   -------   -------   -------   -------   -------   -------
         Total revenues...................      163       544       651     2,532     3,534       568       922
                                            -------   -------   -------   -------   -------   -------   -------
Expenses:
  Research and development................    2,696     4,525     5,553     7,423     8,322     1,898     1,895
  General and administrative..............    1,218     1,494     1,716     1,831     1,976       462       503
  Interest expense........................      142        78       226       238       322        71        55
                                            -------   -------   -------   -------   -------   -------   -------
         Total expenses...................    4,056     6,097     7,495     9,492    10,620     2,431     2,453
                                            -------   -------   -------   -------   -------   -------   -------
Net loss..................................  $(3,893)  $(5,553)  $(6,844)  $(6,960)  $(7,086)  $(1,863)  $(1,531)
                                            =======   =======   =======   =======   =======   =======   =======
Net loss per share(1).....................  $ (0.96)  $ (0.99)  $ (1.12)  $ (0.97)  $ (0.55)  $ (0.25)  $ (0.10)
                                            =======   =======   =======   =======   =======   =======   =======
Shares used in calculating per share
  data(1).................................    4,059     5,599     6,118     7,202    12,859     7,527    14,984
                                            =======   =======   =======   =======   =======   =======   =======

                                                                          MARCH 31, 1996
                                                                    --------------------------
                                                                    ACTUAL      AS ADJUSTED(2)
                                                                    -------     --------------
BALANCE SHEET DATA:
Cash, equivalents and short-term investments......................  $ 9,653        $ 27,953
Total assets......................................................   12,461          30,761
Long-term portion of capital lease obligations and debt...........      636             636
Total shareholders' equity........................................   10,190          28,490

- ---------------
(1) See Note 1 to Financial Statements for the method used to determine shares used in calculating per share data.
(2) Adjusted to reflect the sale by the Company of the 4,000,000 shares of Common Stock offered hereby at an assumed public offering price of $5.00 per share.

                                  RISK FACTORS

     An investment in the shares being offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as elsewhere in this Prospectus.

EARLY STAGE OF PRODUCT DEVELOPMENT; LACK OF COMMERCIAL PRODUCTS; NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

     The Company was founded in 1988 to discover and develop biopharmaceutical compounds for the treatment of autoimmune diseases. To achieve profitable operations, the Company, alone or with others, must successfully develop, obtain regulatory approval for, manufacture and market products. The Company does not have any products available for sale nor does it expect to have any products commercially available for at least several years, if at all. The Company's potential products are at the early stages of research and development, with only limited human testing of certain of the Company's products undertaken to date. The products currently under development by the Company will require significant additional research, laboratory testing and clinical trials and investment of capital prior to their commercialization. There can be no assurance that any potential products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. See "Business -- Products Under Development."

HISTORY OF NET LOSSES; ACCUMULATED DEFICIT

     The Company has experienced significant net losses every year since its inception in 1988. Net losses for the fiscal years ended December 31, 1994 and 1995 and the quarter ended March 31, 1996 were approximately $7.0 million, $7.1 million and $1.5 million, respectively, and the Company had an accumulated deficit of approximately $37.8 million as of March 31, 1996. The Company expects to incur substantial and increasing net losses for at least the next several years. The amount of net losses and the time required by the Company to reach profitability are highly uncertain. There can be no assurance that the Company will ever be able to generate product revenue or achieve profitability on a substantial basis or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE REQUIREMENT FOR SIGNIFICANT ADDITIONAL CAPITAL

     The Company anticipates that its current cash and short-term investments and expected revenues under its collaborations, combined with the estimated net proceeds of this offering, will be sufficient to fund the Company's operations for at least two years. The Company anticipates that such resources will be primarily used to fund clinical testing of AnervaX for RA, and continued research and development and preparation for clinical testing of AnergiX for the treatment of IDDM and MG and additional research and development. The balance of such resources will be used to fund continued limited research on other autoimmune diseases and general and administrative activities, including those associated with seeking collaborative arrangements to enable the Company to increase its research and development activities in other autoimmune diseases. The Company's working capital requirements over the next two years may vary depending upon numerous factors, including the progress of the Company's research and development programs, manufacturing activities, the progress of the Company's clinical programs, the results of laboratory testing, the time and cost required to seek regulatory approvals to commence clinical trials for the Company's initial products, the need to obtain licenses to other proprietary rights, any required adjustments to the Company's operating plan to respond to competitive pressures or technological advances, developments with respect to existing or future collaborative arrangements and the availability of various methods of financing. In addition to this offering, the Company expects to seek to raise additional capital through equity or debt financing, research and development collaborations with corporate partners or through other sources. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictions on stock dividends and other restrictions on the Company. Adequate funds for the Company's operations, whether from equity or debt financings, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms attractive to the Company. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself. The Company's liquidity will be reduced as amounts are expended for continuing research and development. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

UNCERTAINTIES RELATED TO PRECLINICAL AND CLINICAL TRIALS

     Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any products or will result in any marketable products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of the product and could have a material adverse effect on the Company.

     The rate of completion of the Company's clinical trials is dependent upon, among other factors, the FDA's willingness to allow Anergen to proceed; the results of Anergen's continued research and development, including test results and success in producing the epitopes and MHC molecules for each AnergiX compound; the number of skilled scientists, clinicians, and consultants the Company is able to employ in its efforts and the general interest in the medical community in a therapeutic using the Company's approach for treatment of the diseases targeted by the Company. Currently, the Company does not anticipate establishing its own clinical trials facility. The rate of completion of clinical trials is also dependent on patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the existence of competitive trials. If the Company is unable to successfully complete its clinical trials, its business, financial condition and results of operations could be materially and adversely affected. See "Business -- Government Regulation."

UNCERTAINTY OF MARKET ACCEPTANCE

     Even if the requisite regulatory approvals are obtained for the Company's potential products or for products developed in collaboration with the Company, uncertainty exists as to whether such products will be accepted by the market. A number of factors also may limit the market acceptance of a product which may be developed by, or discovered through collaboration with, the Company, including the rate of adoption by health care practitioners, the indications for which the product is approved, the rate of the product's acceptance by the target population, the timing of market entry relative to competitive products, the availability of alternative therapies, the price of the Company's product relative to alternative therapies, the availability of third-party reimbursement and the extent of marketing efforts by the Company and third-party distributors or agents retained by the Company. Side effects or unfavorable publicity concerning a Company product or any similar product could have an adverse effect on the Company's ability to obtain physician, patient or third-party payor acceptance and on efforts to sell that product. There can be no assurance of the Company's ability, or the length of time required, to achieve commercialization of the Company's products or that physicians, patients or third party payors will accept any of the Company's products as readily as alternative therapies, or at all. See "Business -- Products Under Development" and "-- Pharmaceutical Pricing and Reimbursement."

GOVERNMENT REGULATION; NO ASSURANCE OF OBTAINING PRODUCT APPROVALS

     The Company's research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. Further, the future production and marketing of any products developed by the Company would also be regulated, particularly as to safety and efficacy. In the United States, vaccines, drugs and biologics are subject to rigorous FDA review. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall or seizure of products, clinical study holds, total or partial suspension of production, refusal of the government to approve New Drug Applications ("NDA"), Product License Applications ("PLA"), Establishment License Applications ("ELA") or allow the Company to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke PLAs and ELAs previously granted.

     In order to obtain FDA approval of a new biological product, the Company must submit proof of safety, purity, potency and efficacy. In most cases such proof entails extensive pre-clinical, laboratory, and clinical tests. The testing, preparation of necessary marketing applications and processing of those applications by the FDA is expensive and time consuming, can vary based on the type of product, and may take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop or furnish an advantage to competitors. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. In addition, delays imposed by the governmental approval process may materially reduce the period during which the Company may have the exclusive right to exploit patented products or technologies.

     The FDA approval process for a new biological drug involves completion of pre-clinical studies which include laboratory tests and animal studies to assess safety and effectiveness of the drug. Among other things, the results of these studies as well as how the product will be manufactured, are submitted to the FDA in an IND and, unless the FDA objects, the IND becomes effective 30 days following receipt by the FDA. FDA-cleared human clinical trials may then be conducted. The results of the clinical trials are submitted to the FDA as part of a PLA. In addition to obtaining FDA approval for each AnergiX indication, an ELA must be filed and the FDA must approve the manufacturing facilities for the product. Product sales may commence only if the PLA and ELA are approved. Regulatory requirements for obtaining such FDA approvals are rigorous and there can be no assurance that such approvals will be obtained on a timely basis or at all.

     Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from FDA requirements.

     If approval is obtained, the Company will be subject to continuing FDA obligations. When manufacturing biologics, the Company will be required to adhere to regulations setting forth current Good Manufacturing Practices ("GMP"), which require that the Company manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, the Company must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining approval.

     Satisfaction of these FDA requirements, or similar requirements by foreign regulatory agencies, typically takes several years and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products or indications being developed by the Company on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining or failure to obtain regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

DEPENDENCE UPON COLLABORATIVE PARTNERS

     The Company's strategy for the development, clinical trials, manufacturing and commercialization of its products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. To date, the Company has entered into collaborative arrangements with Novo Nordisk with respect to the Company's AnergiX compounds for the treatment of MS, MG and IDDM, and with Organon with respect to an AnergiX compound for the treatment of RA. There can be no assurance that the interests and motivations of the Company's collaborators are, or will remain, aligned with those of the Company or that such collaborators will successfully perform their development, regulatory compliance, manufacturing or marketing functions or that such collaborations will continue. There can also be no assurance that the Company will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that any such collaborative arrangements will be successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake such activities at its own expense, which would significantly increase the Company's capital requirements and limit the programs the Company is able to pursue. In addition, the Company may encounter significant delays in introducing its products into certain markets or find that the development, manufacture or sale of its products in such markets is adversely affected by the absence of such collaborative agreements.

     The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's program or potential products, which can vary because of factors unrelated to the potential product. Collaborator participation will depend not only on the achievement of research objectives by the Company and its collaborators, which cannot be assured, but also on each collaborator's own financial, competitive, marketing and strategic considerations, which are outside the Company's control. Such strategic considerations may include the relative advantages of alternative products being marketed or developed by others, including relevant patent and proprietary positions. The Company's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. Competing products, either developed by the collaborative partners or to which the collaborative partners have rights, may result in their withdrawal of support with respect to all or a portion of the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. If Novo Nordisk, Organon or any future collaborative partner breaches or terminates their agreements with the Company or otherwise fails to conduct their collaborative activities in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs will be delayed, and the Company will be required to devote additional resources to product development and commercialization or terminate certain development programs. There also can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development and commercialization of certain product candidates or could require or result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Collaborative Arrangements" and "-- Manufacturing."

UNCERTAINTY RELATING TO PATENTS AND PROPRIETARY RIGHTS

     The Company's success will depend in significant part on its ability to maintain patent protection for its therapeutic approach and for any developed products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Although the Company has obtained patents covering certain aspects of its technology, no assurance can be given that additional patents will be issued or, if issued, that the scope of any patent protection will be significant, or that the patents will be held valid if subsequently challenged. Moreover, the Company cannot ascertain with certainty that no patent conflict will exist with other products or processes which could compete with the Company's approaches.

     Because of the length of time and expense associated with bringing new products through development and to the marketplace, and the length of time required for the governmental approval process, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes. The Company and other biotechnology and pharmaceutical firms have applied, and are applying, for patents for their products and certain aspects of their technologies. The enforceability of patents issued to biotechnology and pharmaceutical firms is highly uncertain. Federal court decisions indicating legal considerations surrounding the validity of patents in the field are in transition, and there can be no assurance that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. In addition, there can be no assurance as to the degree and range of protection any patents will afford, whether patents will issue or the extent to which the Company will be successful in not infringing patents granted to others.

     While the Company pursues patent protection for products and processes where appropriate, it also relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. The Company's policy is to have each employee enter into an agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside the Company. Research and development contracts and relationships between the Company and its scientific consultants provide access to aspects of the Company's know-how that is protected generally under confidentiality agreements with the parties involved. There can be no assurance, however, that these confidentiality agreements will be honored or that the Company can effectively protect its rights to its unpatented trade secrets. Moreover, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

     The Company may be required to obtain licenses to patents or other proprietary rights from third parties. There can be no assurance that any licenses required under any patents or proprietary rights will be made available on terms acceptable to the Company, if at all. If the Company does not obtain required licenses, it could encounter delays in product development while it attempts to redesign products or methods or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

     The Company is aware of a European patent and corresponding U.S. and Australian patents which contain claims that relate to certain of the Company's proposed products and their uses. In accordance with European Patent Office ("EPO") procedures, third parties can oppose an EPO patent grant by presenting information which they believe justifies narrowing or revoking the grant of the patent. The Company is opposing the aforementioned grant in the EPO. There can, however, be no assurance that the granted EPO claims will be revoked or significantly narrowed in scope as a result of the opposition proceeding. If valid claims in these patents are found to be infringed by the Company's products, the Company's ability to make, use, offer to sell, or sell, such products could be materially and adversely affected.

     In addition, the Company could incur substantial costs in defending any patent litigation brought against it or in asserting the Company's patent rights, including those licensed to the Company by others, in a suit against another party. The United States Patent and Trademark Office (the "USPTO") could institute interference proceedings in connection with one or more of the Company's patents or patent applications, which proceedings could result in an adverse decision as to priority of an invention. The USPTO also could institute reexamination proceedings in connection with one or more of the Company's patents or patent applications, which could result in an adverse decision as to the patents' validity or scope. See "Business -- Patents and Proprietary Rights."

NEED TO DEVELOP MANUFACTURING CAPABILITIES; RELIANCE ON SOLE SUPPLIER

     The Company has no volume manufacturing capacity or experience in volume manufacturing of pharmaceutical or other biological products. Establishing its own volume manufacturing capabilities would require significant scale-up expenses and additions to facilities and personnel. In addition, the Company must successfully develop the process required for volume manufacturing. The pharmaceutical products under development by the Company have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured at a cost or in quantities to make them commercially viable. The Company will be required to establish arrangements with contract manufacturers to supply a portion of its compounds for subsequent clinical trials as well as the manufacture, packaging, labeling and distribution of finished products. If the Company is unable to contract for sufficient supply of a portion of its compounds on acceptable terms, and it is unable to develop the capability to produce the epitopes internally, the Company's human clinical testing schedule would be delayed, resulting in the delay of submission of products for regulatory approval and initiation of new development programs, which would have a material adverse effect on the Company. If the Company should encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute its finished products, market introduction and subsequent sales of such products would be adversely affected. Moreover, contract manufacturers that the Company may use must adhere to current GMP regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will be adversely affected.

     The Company is dependent on a single supplier, HyClone Laboratories, Inc. ("HyClone"), for approximately 14% of its consumable supplies in fiscal 1995. The Company does not have a contractual agreement with HyClone and orders all supplies using purchase orders. The Company solicited price quotations from several vendors before choosing HyClone as its supplier, and if HyClone is unable or unwilling to supply the Company in the future, the Company would need to repeat its search for a supplier. This search could delay or hamper development and manufacture of the Company's products. There can be no assurance that Anergen will be able to continue its relationship with HyClone on acceptable terms or that it would be able to find an alternative supplier should their relationship discontinue.

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

     The Company currently has no sales, marketing or distribution capability. The Company intends to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market its products. In the event that the Company is unable to reach agreement with one or more pharmaceutical companies to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in gaining market acceptance for its products. To the extent that the Company decides to utilize existing or future co-promotion or other licensing arrangements, the Company must develop its own sales, marketing or distribution capability, and there can be no assurance that such efforts will be successful. See "Business -- Collaborative Arrangements" and "-- Marketing and Sales."

COMPETITION AND TECHNOLOGICAL CHANGE

     The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, chemical and specialized biotechnology companies, most of which have financial, technical, research and development, manufacturing, clinical and marketing resources significantly greater than those of the Company. The Company believes that these other entities recognize the need for effective therapies for the autoimmune diseases targeted by the Company and are highly motivated to develop such therapies. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products in development by competitors that are intended to be used for the prevention or treatment of certain diseases the Company has targeted for product development.

The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future which may be more effective, may adversely affect the commercialization or marketability of products which may be developed by the Company or potentially render the Company's technology obsolete or non-competitive.

     The Company's competitive position will depend on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area is often at a significant competitive advantage relative to later entrants to the market. The Company expects its products, if approved for sale, to compete primarily on the basis of product efficacy, safety, patent position, reliability, price and patient convenience. See "Business -- Competition."

UNCERTAINTY RELATED TO PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform health care delivery are increasing these cost containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause existing and potential partners of the Company to limit or eliminate spending on collaborative development projects. Legislative debate is expected to continue in the future, market forces are expected to demand reduced costs and Anergen cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's potential products or products discovered in collaboration with the Company will be considered cost-effective or that adequate third-party reimbursement will be available to enable Anergen to maintain price levels sufficient to realize an appropriate return on its significant investment in product research and development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pharmaceutical Pricing and Reimbursement."

DEPENDENCE ON AND NEED FOR ADDITIONAL KEY PERSONNEL; RELIANCE ON ACADEMIC COLLABORATORS

     The success of the Company and of its business strategy is dependent in large part on the ability of the Company to attract and retain key management and operating personnel. Such persons are in high demand and are often subject to competing offers. The Company will need to develop expertise and add skilled employees or retain consultants in such areas as research and development, clinical testing, government approvals, marketing and manufacturing in the future. There can be no assurance that the Company will be able to attract and retain the qualified personnel or develop the expertise needed for its business. The loss of the services of one or more of the Company's officers or other members of the research or management group or the inability to hire additional personnel and develop expertise as needed would have a material adverse effect on the Company.

     A significant portion of the Company's research and development and clinical trials is conducted under sponsored research programs with several universities. The Company depends on the availability of the principal investigator for each such program, and the Company cannot assure that these individuals or their research staffs will be available to conduct research and development or clinical trials. The Company's academic collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. In addition, the Company's academic collaborators are employed by major institutions which have collaborative relationships with other parties, some of which may be competitors of the Company. Accordingly, there can be no assurance that research and development, preclinical and clinical testing performed by these collaborators will be completed in a timely manner, if at all, and any inability to do so could have a material adverse effect on the Company.

POTENTIAL PRODUCT LIABILITY

     The testing, marketing and sale of human health care products entail an inherent risk of exposure to product liability claims in the event that the use of the Company's technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions to minimize exposure to product liability, there can be no assurance that it will avoid significant liability. The Company possesses limited general liability and product liability insurance related to its clinical trials of AnervaX for RA and intends to seek such insurance related to its clinical trials of AnergiX for MS and certain other types of insurance customarily obtained by business organizations. There can be no assurance that the existing insurance coverage is adequate or that it will avoid liability. The Company intends to seek insurance against product liability risks associated with the testing, manufacturing or marketing of its products. However, there can be no assurance that it will be able to obtain such insurance in the future, or that if obtained, such insurance will be sufficient in amount. Consequently, a product liability claim or other claims with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business or financial condition of the Company.

HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS

     The Company is subject to regulation by the Occupational Safety and Health Administration ("OSHA") and the Environmental Protection Agency ("EPA") and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Although the Company believes that it has complied with these laws, regulations and policies in all material respects and has not been required to take any significant action to correct any material noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. In addition, regulations may be promulgated governing biotechnology that may affect the Company's research and development programs. The Company is unable to predict whether any agency will adopt any regulation which would have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock, similar to the securities of other biotechnology companies, has been and is likely to continue to be highly volatile. Announcements regarding the results of regulatory approval filings, clinical trials or other testing, technological innovations or new commercial products by the Company or its competitors, patents and intellectual property rights by the Company or its competitors, developments as to current or future collaborations by the Company or its competitors, government regulations, the status of health care reform initiatives, fluctuations in operating results, changes in recommendations by financial analysts, and general market conditions for biotechnology stocks could have a significant impact on the future price of the Common Stock. Trading volume of the Company's Common Stock has been relatively limited and sales of substantial amounts of Common Stock could have an adverse effect on the price of the Common Stock. See "Price Range of Common Stock."

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of the offering, the Company's officers, directors and principal shareholders, namely Warburg, Pincus Ventures, L.P. ("Warburg"), International Biotechnology Trust PLC ("IBT"), and Novo Nordisk, collectively will beneficially own approximately 47.0% of the Company's outstanding Common Stock, or approximately 45.6% if the Underwriters' over-allotment option is exercised in full. Under a March 1995 common stock purchase agreement with Warburg and IBT ("Warburg/IBT Purchase Agreement"), the Company is currently obligated to include in the slate of nominees recommended by the Company's Board of Directors and management, at each election of directors, two candidates selected by Warburg, one candidate selected by IBT and one candidate mutually agreed to by IBT and Warburg. In addition, pursuant to an August 1993 common stock purchase agreement with Novo Nordisk entered into in connection with the Novo Nordisk collaboration, the Company is similarly obligated to include in its slate of nominees, at each election of directors, one candidate selected by Novo Nordisk. The ownership of the Company's Common Stock, and the ability to designate candidates for the Company's recommended slate of nominees for the Board of Directors, of Warburg, IBT and Novo Nordisk will enable such shareholders to have significant influence over major corporate transactions as well as the election of directors of the Company and control over board decisions and could have the effect of delaying, deterring or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of significant amounts of the Company's Common Stock in the public market after this offering by other shareholders and option and warrant holders could adversely affect the market price of the Company's Common Stock. Upon the completion of this offering, the Company will have 19,066,042 shares of Common Stock outstanding, assuming no exercise of outstanding options or warrants after May 31, 1996. Approximately 18,652,077 shares (including the 4,000,000 shares sold in this offering) of Common Stock are eligible for immediate sale in the public market without restriction unless they are subject to lockup agreements or held by "affiliates" of the Company within the meaning of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), although shares held by persons who may be deemed affiliates are subject to volume restrictions applicable to affiliates under Rule 144. As of May 31, 1996, 8,786,074 shares were held by persons who may be deemed affiliates under Rule
144. In addition, 1,279,815 shares of Common Stock were subject to options outstanding as of May 31, 1996, and 451,300 of these shares were fully vested. Upon exercise of the currently vested portion of such options, all shares will be eligible for immediate sale in the public market, subject to Rule 144 volume restrictions applicable to affiliates or lockup agreements, if applicable. As of May 31, 1996, there were 459,015 shares of Common Stock subject to warrants which, upon exercise of such warrants, may be freely tradeable pursuant to Rule 144 or as a result of registration pursuant to registration rights. The Company and each of its officers, directors and 5% or greater stockholders have agreed not to sell or otherwise dispose of Common Stock of the Company for a 90-day period following the effective date of the Registration Statement of which this Prospectus is a part. The Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of the Company's Common Stock become eligible for resale. Further, certain shareholders have the right, subject to certain conditions, to participate in future Company registrations and to cause the Company to register certain Common Stock owned by them. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

ABSENCE OF DIVIDENDS; DILUTION

     The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the amount of $3.50 in net tangible book value per share. Additional dilution will occur upon exercise of outstanding stock options and warrants. See "Dividend Policy" and "Dilution."

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK OR ACCELERATION OF OPTION VESTING

     The Board of Directors has authority, without further action by shareholders, to issue up to 10,000,000 shares of Preferred Stock with rights, preferences and privileges designated by the Board of Directors. This Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock or of delaying, deterring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock. Further, pursuant to the Company's option plans, in the event of certain mergers of the Company with other entities, transfers of voting control of the Company's capital stock or sale of all or substantially all of the Company's assets, the Company's Board of Directors has the right under certain circumstances to cause all outstanding options to become fully vested prior to the event causing such acceleration and all unexercised options will terminate upon completion of such event. See "Management -- Employment Agreements and Change of Control Arrangements."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $18.3 million ($21.1 million if the Underwriters' over-allotment option is exercised in full) assuming an offering price of $5.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company expects to use the net proceeds from this offering for working capital and general corporate purposes, including research and development, clinical trials, hiring additional technical personnel, acquiring capital equipment, and expanding manufacturing capabilities. The Company anticipates that its current cash and short-term investments and expected revenues under its collaborations, combined with the estimated net proceeds of this offering, will be sufficient to fund its operations for at least two years. Consistent with its past allocation of expenses, the Company intends to spend approximately 80% (or approximately $14.6 million) of the net proceeds of this offering on research and development related activities, and approximately 20% (or approximately $3.7 million) of such proceeds on general and administrative activities. The research and development expenditures will be allocated principally to the Company's ongoing Phase II clinical trials of AnervaX for RA; manufacturing of GMP grade material for the Phase I clinical trial of the Company's AnergiX for MS and the conduct of such clinical trial; research activities in its core AnervaX and AnergiX technologies to further current programs in RA, MS, IDDM and MG and to develop programs in other autoimmune diseases; and support of research activities in academic institutions. The foregoing forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. In particular, the Company has not identified precisely the amounts it plans to spend on its various programs for production capabilities, facilities, or working capital and general corporate purposes. The use of proceeds is subject to change based upon the progress of the Company's research and development programs, manufacturing activities, the progress of the Company's clinical programs, the results of laboratory testing, the time and cost required to seek regulatory approvals to commence clinical trials for the Company's initial products, the need to obtain licenses to other proprietary rights, any required adjustments to the Company's operating plan to respond to competitive pressures or technological advances, developments with respect to the Company's existing or future collaborative arrangements and the availability of various methods of financing. The Company reserves the right at the discretion of its Board of Directors to reallocate its use of proceeds of this offering in response to these and other factors. See "Risk Factors -- Future Requirement for Significant Additional Capital", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Collaborative Arrangements."

     Pending such uses, the Company intends to invest the net proceeds of the offering in high-grade, interest-bearing financial instruments.

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future. In addition, there are restrictions imposed upon the Company's ability to pay cash dividends under certain of the Company's credit arrangements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted as of such date to reflect the receipt of the estimated net proceeds from the sale of the 4,000,000 shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds."

                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(1)
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Long-term portion of capital lease obligations and debt...............  $    636      $     636
                                                                        --------       --------
Shareholders' equity:
  Preferred Stock: no par value, 10,000,000 shares authorized; none
     outstanding......................................................        --             --
  Common Stock: no par value, 40,000,000 shares, authorized;
     15,029,430 shares issued and outstanding and: 19,029,430 shares
     issued and outstanding as adjusted(2)(3).........................    47,400         65,700
  Additional paid-in capital..........................................       648            648
  Unrealized loss on investments......................................       (18)           (18)
  Accumulated deficit.................................................   (37,840)       (37,840)
                                                                        --------       --------
          Total shareholders' equity..................................    10,190         28,490
                                                                        --------       --------
Total capitalization..................................................  $ 10,826      $  29,126
                                                                        ========       ========

- ---------------
(1) Assumes net proceeds of approximately $18.3 million from this offering based on an assumed offering price of $5.00 per share.

(2) See Note 6 to Financial Statements.

(3) As adjusted shares include 4,000,000 shares of Common Stock to be issued on the closing of this offering. Excludes 825,815 shares issuable upon exercise of stock options outstanding under the Company's 1988 Stock Plan, 20,000 shares issuable upon exercise of options outstanding under the Company's 1995 Director Option Stock Plan and 459,015 shares issuable upon exercise of warrants outstanding as of March 31, 1996. Subsequent to March 31, 1996, additional options for 434,000 shares were granted and options for 681 shares were exercised. See "Management -- Incentive Stock Plans" and Note 6 to Financial Statements.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ANRG". The following table sets forth, for the periods indicated, the range of low and high sale prices for the Company's Common Stock as reported on the Nasdaq National Market since January 1, 1994:

                                                                        LOW      HIGH
                                                                       -----     -----
        1994
          First Quarter..............................................  $4.25     $7.00
          Second Quarter.............................................   3.25      5.50
          Third Quarter..............................................   3.00      5.25
          Fourth Quarter.............................................   1.88      3.75
        1995
          First Quarter..............................................  $1.75     $4.00
          Second Quarter.............................................   2.13      4.13
          Third Quarter..............................................   3.13      5.50
          Fourth Quarter.............................................   2.63      5.50
        1996
          First Quarter..............................................  $3.34     $4.50
          Second Quarter (through June 27, 1996).....................   3.13      6.34

     As of May 31, 1996 there were approximately 375 holders of record of the Company's Common Stock. On June 27, 1996, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $4.63 per share. See "Risk Factors -- Volatility of Stock Price."

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1996 was $10,190,000 or approximately $0.68 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) by the number of shares of Common Stock outstanding at that date. After giving effect to the receipt of the net proceeds from the sale of the 4,000,000 shares of Common Stock offered hereby at the estimated offering price of $5.00 per share, the pro forma net tangible book value of the Company as of March 31, 1996 would have been approximately $28,490,000 or $1.50 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.82 per share to existing shareholders and an immediate dilution of $3.50 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

    Public offering price per share(1)................................             $  5.00
                                                                                   -------
      Net tangible book value per share before the offering...........    0.68
      Increase per share attributable to new investors................    0.82
                                                                        ------
    Pro forma net tangible book value per share after the offering....                1.50
                                                                                   -------
    Dilution per share to new investors...............................             $  3.50
                                                                                   =======

- ---------------
(1) Before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's statements of operations for each of the three years in the period ended December 31, 1995, and for the Company's balance sheets at December 31, 1994 and 1995, are derived from the Company's financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such financial statements. The balance sheet data as of December 31, 1991, 1992, and 1993 and the statements of operations data for the years ended December 31, 1991 and 1992 have been derived from the Company's audited financial statements which are not included herein. The selected financial data at March 31, 1996 and for the three months ended March 31, 1995 and 1996 are derived from the unaudited financial statements included elsewhere in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for those periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996. The data set forth below should be read in conjunction with the financial statements and the notes related thereto.

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                       YEARS ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Contract revenues -- related party......  $    --   $    --   $   339   $ 2,325   $ 3,001   $   551   $   783
  Interest income.........................      163       544       312       207       533        17       139
                                            -------   -------   -------   -------   -------   -------   -------
         Total revenues...................      163       544       651     2,532     3,534       568       922
Expenses:
  Research and development................    2,696     4,525     5,553     7,423     8,322     1,898     1,895
  General and administrative..............    1,218     1,494     1,716     1,831     1,976       462       503
  Interest expense........................      142        78       226       238       322        71        55
                                            -------   -------   -------   -------   -------   -------   -------
         Total expenses...................    4,056     6,097     7,495     9,492    10,620     2,431     2,453
                                            -------   -------   -------   -------   -------   -------   -------
Net loss..................................  $(3,893)  $(5,553)  $(6,844)  $(6,960)  $(7,086)  $(1,863)  $(1,531)
                                            =======   =======   =======   =======   =======   =======   =======
Net loss per share........................  $ (0.96)  $ (0.99)  $ (1.12)  $ (0.97)  $ (0.55)  $ (0.25)  $ (0.10)
                                            =======   =======   =======   =======   =======   =======   =======
Shares used in calculating per share
  data(1).................................    4,059     5,599     6,118     7,202    12,859     7,527    14,984
                                            =======   =======   =======   =======   =======   =======   =======

                                                             DECEMBER 31,
                                            -----------------------------------------------       MARCH 31,
                                             1991      1992      1993      1994      1995           1996
                                            -------   -------   -------   -------   -------   -----------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, equivalents and short-term
    investments...........................  $13,655   $ 8,918   $ 9,585   $ 3,756   $11,492             $ 9,653
  Total assets............................   14,350    10,724    11,763     6,797    14,455              12,461
  Long-term portion of capital lease
    obligations and debt..................      241     1,112       956       990       818                 636
  Total shareholders' equity..............   13,188     7,857     9,251     3,870    11,714              10,190

- ---------------
(1) Based on the number of shares outstanding for each applicable period. Excludes employee stock options, director stock options and warrants outstanding on March 31, 1996, for 825,815, 20,000 and 459,015 shares of Common Stock, respectively, at weighted average exercise prices of $5.28, $3.72 and $4.85 per share, respectively. In addition, 37,341 shares were reserved for issuance under the Company's 1992 Consultant Stock Plan. See "Management -- Incentive Stock Plans" and "Description of Capital Stock."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of Anergen, Inc. should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein and in "Risk Factors" and "Business" as well as elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has financed its operations primarily through private placements of its equity securities with venture capitalists (which raised an aggregate of approximately $7.6 million in net proceeds), through an initial public offering of its Common Stock in October of 1991 (which raised approximately $14.2 million in net proceeds), through the sale of its Common Stock to Novo Nordisk, in August of 1993 (which raised approximately $8 million in net proceeds), and in June, 1994 through the issuance of 413,965 shares of Common Stock and Warrants to purchase an additional 236,863 shares of Common Stock at an exercise price of $3.52 per share through a private placement to two purchasers in exchange for $1.5 million in proceeds. In April 1995 the Company issued 7,317,073 shares of the Company's Common Stock to two new investors in exchange for approximately $14.7 million in net proceeds. At March 31, 1996, the Company's cash and short-term investments were approximately $9.7 million and the Company had shareholders' equity of approximately $10.2 million. As of March 31, 1996 the Company had net borrowings of $1.4 million under three loan agreements. Lease lines and loans have been and will continue to be used by the Company to the extent that their terms are commercially attractive; however, there can be no assurance that additional borrowing facilities will be available. No amounts were available under debt or lease lines at March 31, 1996. At March 31, 1996 the Company had no material commitments for capital expenditures.

     The Company anticipates that its current cash, short-term investments and expected revenues under its collaborations, combined with the estimated net proceeds of this offering, will be sufficient to fund the Company's operations for at least two years. The Company anticipates that its current resources will be primarily used to fund clinical testing of AnervaX for RA, and continued research and development and preparation for clinical testing of AnergiX for the treatment of IDDM and MG and additional research and development. The balance of such resources will be used to fund continued limited research on other autoimmune diseases and general and administrative activities, including those associated with seeking collaborative arrangements to enable the Company to increase its research and development activities in other autoimmune diseases. The foregoing forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. In particular, the Company's capital requirements will vary depending upon numerous factors many of which are outside the Company's control. These factors include the progress of the Company's research and development programs, manufacturing activities, the progress of the Company's clinical programs, the results of laboratory testing, the time and cost required to seek regulatory approvals to commence clinical trials for the Company's initial products, the need to obtain licenses to other proprietary rights, any required adjustments to the Company's operating plan to respond to competitive pressures or technological advances, developments with respect to the Company's existing or future collaborative arrangements, and the availability of various methods of financing. The Company expects to seek to raise additional capital through equity or debt financing, research and development collaborations with corporate partners or through other sources. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictions on stock dividends and other restrictions on the Company. Adequate funds for the Company's operations, whether from equity or debt, collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms attractive to the Company. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs or to license third parties to commercialize products or technologies that the Company would otherwise seek to develop itself. The Company's liquidity will be reduced as amounts are expended for continuing research and development.

RESULTS OF OPERATIONS

     Since its inception, the Company has engaged entirely in research and development activities. The Company has been unprofitable to date, has generated only limited revenues and expects to incur substantial and increasing net losses over at least the next several years due to continued and expanded requirements for research and development, laboratory testing, clinical trials, manufacturing and regulatory activities. For the period from its inception through March 31, 1996, the Company has incurred a cumulative deficit of approximately $37.8 million.

     Years Ended December 31, 1995, 1994 and 1993

     The Company's net losses increased to $7.1 million in 1995 from $7.0 million in 1994 and from $6.8 million in 1993. The Company expects to incur substantial and increasing net losses for at least the next several years. The Company's total expenses increased to $10.6 million in 1995 from $9.5 million in 1994 and $7.5 million in 1993. In 1995, increased expenses were substantially offset by contract revenues totaling approximately $3.0 million from its corporate partner.

     The Company began earning contract revenues in the fourth quarter of 1993 under the collaborative agreement with the Company's corporate partner, Novo Nordisk. Contract revenues represent reimbursement of certain research and development costs and totaled $3.0 million in 1995 compared with $2.3 million for fiscal 1994 and $339,000 in 1993.

     Research and development expenses increased to $8.3 million in 1995 from $7.4 million in 1994 and $5.6 million in 1993. The 12% increase from 1994 to 1995 was primarily due to clinical trial costs for the Phase I trial for the Company's AnervaX product for RA, preclinical costs associated with the Company's filing of an IND for its AnergiX product for MS and increased activities related to the Company's research project involving IDDM. The 34% increase from 1993 to 1994 was due primarily to the initiation of clinical trials for the Company's AnervaX product for RA and increased activities related to preparation for filing an IND for the Company's AnergiX product for MS. The Company expects research and development spending to continue to increase during the next several years.

     General and administrative expenses were approximately $2.0 million, $1.8 million and $1.7 million in 1995, 1994 and 1993, respectively. These increases were due to adding personnel and providing necessary business, administrative and finance resources to support increased research and development activities. The Company expects to incur higher general and administrative expenses in the next several years to support its expanded research and development efforts and to pursue strategic relationships and continued funding for the Company's operations.

     In 1995 interest income rose to $533,000 due to an increase in cash and short term investment balances resulting from proceeds received from the follow-on financing completed in April 1995. Interest income fell to $207,000 in 1994 from $312,000 in 1993 due to decreasing cash and short-term investment balances. Interest expense increased in 1995 to $322,000 due to debt financing of the Company's facility expansion and addition of laboratory equipment. Interest expense rose to $238,000 in 1994 from $226,000 in 1993 due to debt financing related to the improvement of facilities and the purchase of additional equipment.

     At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $33.7 million and $16.6 million, respectively, which expire in varying amounts through 2010. The Company's stock offering in April 1995 resulted in a change in ownership for tax purposes and it is expected that the entire net operating loss and credit carryforwards will be subject to an annual limitation based on the Company's pre-change value. The annual limitation will result in the expiration of the net operating losses and credits before utilization. See Note 8 to Financial Statements.

     Three Months Ended March 31, 1996 and 1995

     The Company's net loss decreased 18% to $1,531,000 in the fiscal quarter ended March 31, 1996 compared to a $1,863,000 loss in the corresponding period in the previous year due to increases in contract revenues and interest income of $232,000 and $122,000, respectively. The Company's contract revenues relate to its collaborative agreement with Novo Nordisk. Total expenses increased slightly to $2,453,000 from $2,431,000. The Company expects total operating expenses to increase as it increases research and development efforts, laboratory testing, clinical trials, manufacturing and regulatory activities.

     Research and development expenses decreased slightly to $1,895,000 for the quarter ended March 31, 1996 from $1,898,000 in the corresponding period in the previous year. In 1996, research and development costs relate to preparation for Phase II clinical trials for AnervaX for RA and for a Phase I trial of AnergiX for MS and to increased research activities in the IDDM program. In 1995, these costs related primarily to the initiation of clinical trials of AnervaX for RA and research activities in preparation of filing an IND for AnergiX for MS.

     General and administrative expenses increased 9% to $503,000 for the quarter ended March 31, 1996 compared to $462,000 in the corresponding period in the previous year primarily due to increased corporate development activities.

     Interest income increased to $139,000 for the quarter ended March 31, 1996 as compared to interest income of $17,000 in the corresponding period in the previous year due to increased cash and short-term investment balances primarily due to the sale of Common Stock to new investors in April 1995. Interest expense decreased to $55,000 for the quarter ended March 31, 1996 as compared to interest expense of $71,000 in the corresponding period in the previous year due to a lower debt balance. Interest income is expected to increase as a result of the temporary investment of the net proceeds of this offering and to decline gradually as invested capital is used for operating activities.

                                    BUSINESS

     This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth herein and those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as elsewhere in this Prospectus.

GENERAL

     The Company is focused on the treatment of autoimmune diseases through the discovery and development of proprietary therapeutics that selectively interrupt the disease process. Anergen's current research and development efforts are focused on two distinct core technologies, AnergiX and AnervaX, that the Company believes may be used to treat a broad range of autoimmune diseases without generally suppressing the immune system. Patient selection has begun for a Phase I clinical trial of the Company's AnergiX compound for the treatment of MS and the Company has initiated a Phase II clinical trial of its AnervaX compound for the treatment of RA. Since 1993, the Company has collaborated with Novo Nordisk in the development of AnergiX treatments for MS, IDDM and MG. In June 1996, the Company announced a collaborative agreement with Organon to develop an AnergiX treatment for RA.

     In the body's immune system, T cells normally regulate the identification and destruction of foreign substances and malignant cells. Autoimmune diseases are caused by abnormal destruction of healthy body tissues by disease-specific T cells. Anergen's results to date suggest that treatments based on its core technologies may interrupt the chain of events fundamental to the onset and continuation of certain autoimmune diseases. The Company's AnergiX technology selectively destroys or inactivates (anergizes) the T cells implicated in the disease process. Its second core technology, AnervaX, stimulates the immune system to produce antibodies that block the presentation of self-antigens to destructive T cells. The Company believes that, because its potential therapeutics target only disease-specific T cells, the normal function of the immune system should remain unaffected. In contrast, currently available therapies for autoimmune diseases treat only the symptoms of the disease or broadly suppress the immune system, which can compromise the ability of the immune system to protect against foreign substances.

     Anergen received IND clearance in December 1995 with the FDA to begin Phase I clinical testing of its AnergiX compound for the treatment of MS. In preclinical studies, the administration of an AnergiX compound prevented or reduced disease symptoms caused by the T cell initiated autoimmune response in animal models. The Company has also demonstrated in vitro that its AnergiX compound can inactivate human T cells associated with MS. The Company is collaborating with Novo Nordisk on the development of this compound.

     In April 1996, the Company initiated a multicenter, double-blind, placebo-controlled Phase II clinical trial of its AnervaX compound for the treatment of RA. The results of a Phase I clinical trial completed in October 1995 indicated that AnervaX is well tolerated and can stimulate an immune response in RA patients. Preclinical results have also demonstrated that the Company's AnervaX approach may prevent the onset or reduce the severity of autoimmune disease in animal models.

     The Company entered into a collaborative agreement with Novo Nordisk in August 1993 under which Novo Nordisk, in exchange for certain marketing rights, will support research and development of the Company's MS, MG and IDDM programs, make milestone payments, and pay royalties on product sales, if any. The Company has the right to co-promote any resultant products for MS and MG in North America. In addition, at the time of the agreement Novo Nordisk made an $8 million equity investment in the Company. In March 1996, the development program with Novo Nordisk was extended through August 1998, increasing total funds expected to be received by the Company under the collaboration from $25 million to $35 million. These amounts do not include the cost of clinical trials that will be borne directly by Novo Nordisk.

     In June 1996, the Company entered into a collaborative agreement with Organon under which Organon, in exchange for certain marketing rights, will support research and development of an AnergiX compound to treat RA that incorporates a proprietary peptide discovered by Organon. Under the arrangement, Organon will also pay the Company a one-time license fee, make milestone payments and pay royalties on product sales, if any. The license fee, research and development support and milestone payments that the Company may receive under this agreement are estimated to exceed $15 million. These amounts do not include the cost of clinical trials that will be borne directly by Organon.

AUTOIMMUNE DISEASES

     Background. Normally, the immune system recognizes and distinguishes between invading foreign substances or "antigens" and the body's own tissue. The body is able to react continually to a wide variety of antigens, to remember a foreign substance to which it has been exposed previously, and to rid itself of a foreign substance. The ability of the immune system to distinguish between its own tissue (self) and foreign substances is essential for its normal function.

     The recognition and memory processes of the immune system are controlled by the activity of several types of cells. One of the most important, the "T cell," plays a critical role in recognizing antigens, initiating an immune response and regulating the resulting cascade of immunological events. Another type of cell, the "B cell," secretes antibodies that are involved in the recognition and neutralization of antigens. These processes require the involvement of proteins called human leukocyte antigen ("HLA") molecules which are found on the surface of certain cells in the body. The HLA molecules are encoded by a gene complex called MHC. The terms HLA and MHC are sometimes used interchangeably.

     When a foreign substance enters the body, antigen presenting cells, which act as scavenger cells, encounter and engulf the foreign substance. These scavenger cells break down the antigen into smaller components called "peptides." The antigen presenting cell then transports each individual peptide, called an "epitope," bound to the MHC molecules as a complex, to its outer cell membrane where it is presented to various T cells. Once a responsive T cell is stimulated, it initiates an immune response that eliminates the foreign substance from the body. T cells recognize specific MHC-epitope complexes through receptors on their surfaces, with each type of T cell recognizing only one out of millions of possible MHC-epitope complexes. There are several classes of MHC molecules, with MHC Class II ("MHC II") molecules involved in the presentation of self-antigens.

     While the immune system is normally extremely efficient in seeking and destroying foreign substances, in some cases, for reasons that are not yet understood, the immune system is triggered to begin destroying the body's own healthy tissue, resulting in autoimmune diseases such as RA, MS, IDDM and MG. In these diseases, "self" tissue is presented to T cells which respond by initiating an immune response that destroys healthy tissue. For example, T cells are involved in the destruction of nerve structures in MS, joint tissue in RA, and insulin-producing (LOGO)b cells in IDDM.

     Existing Therapeutic Approaches. Traditional therapies for autoimmune diseases include steroids and other immunosuppressive drugs that generally treat the symptoms rather than the cause of the disease and are unable to prevent the activation of T cells that initiate the destructive autoimmune response. Current treatments are typically administered based on disease severity. For mild forms of these diseases, drugs that ameliorate the symptoms may be given. These drugs do not prevent the progression of tissue destruction and are relatively ineffective in treating more severe symptoms. In advanced disease stages, more powerful immunosuppressive drugs are used to suppress the body's entire immune system. This has some therapeutic effect, but also limits the body's ability to respond to invading foreign substances, which substantially increases the risk of contracting other illnesses. In addition, such drugs generally have numerous other unwanted and often severe side effects.

ANERGEN TECHNOLOGY

     The Company's technology programs focus on the discovery and development of proprietary therapeutics that destroy or inactivate T cells involved in the disease process or selectively interrupt antigen presentation to the T cells without affecting the protective functions of the immune system. Anergen believes that its approaches to preventing or arresting autoimmune diseases may result in therapies that are more specific and have fewer side effects than currently available treatments. The two core technologies, AnergiX and AnervaX, under development by the Company are summarized below and are illustrated on the inside cover of this Prospectus.

     AnergiX Technology. The Company's AnergiX technology is currently being used to develop products for MS, RA, IDDM and MG. An AnergiX compound consists of an epitope of the self-antigen that would normally be associated with triggering an autoimmune response in a particular disease, combined with a soluble MHC II molecule. The AnergiX compound thus has two of the three primary elements associated with the autoimmune response, but lacks the third element, the antigen presenting cell. It is believed that the activation of T cells requires not only the initial signal provided by the binding to the T cell receptor of the MHC-epitope complex which is on the surface of antigen presenting cells, but also a "second signal" provided by the antigen presenting cell itself. Anergen believes that the binding of its AnergiX compound to the receptor site on the destructive T cell, in the absence of the antigen presently cell and its "second signal," inactivates that T cell. This inactivated or nonresponsive state is referred to as a state of "anergy." The Company believes that by inducing anergy, the autoimmune response can be interrupted. In addition, the Company has shown that in the presence of AnergiX, a significant percentage of T cells may undergo apoptosis, or programmed cell death, which will also serve to interrupt the autoimmune process.

     The Company believes, based on its research to date, that the state of anergy created by the introduction of the Company's AnergiX may last for periods of up to several months. The results of the Company's research demonstrated that a state of anergy may also be induced in T cells that have already been activated, indicating that such T cells could be inactivated even after the destructive chain reaction has begun. Because the Company believes that its AnergiX compounds will bind only to T cells specific to a disease, other T cells are not expected to be affected, and the rest of the immune system should remain responsive to foreign substances.

     AnervaX Technology. The Company's AnervaX technology is currently being developed to treat RA. AnervaX is a synthetic peptide vaccine consisting of a small portion of the MHC II molecule. AnervaX is designed to elicit an immune response that interferes with the presentation of self-antigens to T cells. This immune response is intended to stimulate the production of a patient's own antibodies to a subset of the MHC molecules on the patient's antigen presenting cells. The Company believes that because AnervaX targets only the subset of MHC molecules that appear to be involved in the particular autoimmune disease, this approach potentially will allow the prevention or treatment of autoimmune disease without generally suppressing the patient's overall immune system.

PRODUCTS UNDER DEVELOPMENT

     The following table sets forth the current status of Anergen's product development programs.
- --------------------------------------------------------------------------------
                         ANERGEN'S DEVELOPMENT PROGRAMS

                                               PATIENT POPULATION       CORPORATE      DEVELOPMENT
          DISEASE TARGET         TECHNOLOGY      U.S./WORLDWIDE       ALLIANCES(1)      STATUS(2)
   ----------------------------- ----------    -------------------    -------------    -----------
   Multiple Sclerosis...........  AnergiX        300,000/650,000      Novo Nordisk     Phase I
   Rheumatoid Arthritis.........  AnervaX      2,500,000/8,000,000         --          Phase II
                                  AnergiX      2,500,000/8,000,000    Organon          Preclinical
   Insulin Dependent Diabetes
     Mellitus...................  AnergiX       600,000/1,800,000     Novo Nordisk     Research
   Myasthenia Gravis............  AnergiX         25,000/50,000       Novo Nordisk     Preclinical

    (1) See "Business -- Collaborative Arrangements" for a discussion of the relative rights of the Company and its collaborative partners.

    (2) Research: Initiation of research studies.

        Preclinical: Identification of a specific molecule for potential human testing.

        Phase I: Initial phase of human clinical testing to determine safety and measure certain biological parameters.

        Phase II: Multicenter, double-blind, placebo-controlled clinical trial for safety, immunogenicity, dosage determination and initial efficacy in a limited patient population.

- --------------------------------------------------------------------------------

     Multiple Sclerosis. MS is a progressive inflammatory disease of the central nervous system that predominantly affects young adults and causes increasing neurologic damage and disability throughout life. Symptoms range from painful facial muscle spasms, vertigo and vomiting to a myriad of motor and sensory problems. In the United States, the average longevity of patients after diagnosis with MS is over thirty years. The care of MS patients requires long-term medical, neurologic and psychological treatment and support. The use of steroids and immunosuppressant drugs is the most common treatment for MS today, but these drugs often have significant unwanted side effects such as nausea and high blood pressure. Based on published data and other sources, the Company believes that there are approximately 650,000 cases of MS worldwide.

     The Company and Novo Nordisk have developed a potential therapeutic, MS/Anergix, which is a compound of an MHC molecule combined with a peptide derived from myelin basic protein, the self-antigen believed to be involved in MS. The Company received IND clearance from the FDA in December 1995 and patient selection for a Phase I clinical trial has begun. The costs of this and future trials are fully supported by Novo Nordisk. The Company's preclinical tests demonstrated that the use of an MS/AnergiX compound prevented or reduced paralysis caused by the T cell-initiated destructive autoimmune response in an animal model of MS. Additionally, in vitro testing of MS/AnergiX on human cells demonstrated inactivation of T cells associated with MS. This study also indicated that patients' T cells respond to the same antigen over time and that potentially effective doses appear to be low.

     Under the Company's collaborative agreement with Novo Nordisk, Novo Nordisk will support research and development of the Company's MS program, including the full cost of all clinical testing, and will pay royalties on worldwide sales of any resulting products. The Company has retained co-promotion rights in North America for therapeutics in MS. See "Risk Factors -- Dependence Upon Collaborative Partners" and "Business -- Collaborative Arrangements -- Novo Nordisk A/S."

     Rheumatoid Arthritis. RA is a systemic inflammatory disease that causes joint pain, swelling and, eventually, deformities. Patients afflicted with RA may experience severe musculoskeletal disability. Over time, progression of the disease involves degradation and destruction of the surrounding cartilage and bone. Current treatment of RA involves the use of a variety of drugs in successive stages: first, with drugs having analgesic actions such as aspirin and other non-steroidal and anti-inflammatory drugs; second, with agents such as gold and penicillamine that reduce the symptoms of RA; and third, with drugs that attempt to contain the disease, including immunosuppressive drugs such as corticosteroids and methotrexate. Each of these three approaches has side effects of varying intensity and risks that increase as one moves to the more aggressive therapies. Based on published data and other sources, the Company believes that there are approximately 8,000,000 cases of RA worldwide.

     The Company completed Phase I clinical testing of its AnervaX peptide vaccine to treat RA in October 1995 and began Phase II clinical testing in April 1996. Preclinical studies demonstrated that Anergen's AnervaX approach may prevent the onset of disease and reduce the severity of active disease in certain animal models of autoimmune disease (experimental allergic encephalomyelitis and non-obese diabetic ("NOD") mice). In vitro testing indicated that animals treated with the AnervaX peptide vaccine generate antibodies against MHC II molecules. The Company believes that such antibodies bind to MHC II molecules and that this binding may interfere with the interaction between MHC and T cells that is involved in the progression of autoimmune disease. The results of the Phase I study showed the vaccine to be well tolerated and capable of inducing an antibody response.

     In addition, the Company is developing an AnergiX compound to treat RA in conjunction with Organon under an agreement entered into in June 1996. The compound to be developed uses Anergen's proprietary AnergiX technology and incorporates a proprietary peptide discovered by Organon. Under the agreement, Organon, in exchange for certain marketing rights, will support research and development, including the full cost of all clinical testing, pay a one-time license fee, make milestone payments and pay royalties on product sales, if any. See "Risk Factors -- Dependence Upon Collaborative Partners" and
"Business -- Collaborative Arrangements."

     Insulin Dependent Diabetes Mellitus. IDDM, or Type I diabetes, is caused by an autoimmune attack resulting in the destruction of the insulin-producing SS cells in the pancreas. Insulin regulates the cellular uptake and metabolism of glucose, and its deficiency leads to hyperglycemia, diabetic acidosis, and diabetic coma. Long term complications include vision loss, renal failure and peripheral neuropathy. Currently, individuals with IDDM are given insulin to supplement their ability to produce sufficient amounts of the hormone. IDDM usually appears in individuals before the age of 20 and affects about 0.5% of the Caucasian population worldwide. Based on published data and other sources, the Company believes that there are approximately 1,800,000 cases of IDDM worldwide.

     The Company has performed preclinical studies using an IDDM/AnergiX compound composed of an MHC II molecule coupled with a synthetic glutamic acid decarboxylase ("GAD") peptide in NOD mice, an animal model of IDDM. The GAD peptide is suspected to be the self-antigen, which leads to the autoimmune attack in diabetes. The Company tested this compound by treating NOD mice in a dosing regimen designed to inactivate or anergize disease-causing T cells, thereby preventing diabetes. Results of the study showed that treatment with the IDDM/AnergiX complex reduced the rate of destruction of insulin-producing SS cells in a dose dependent manner, while treatment with the GAD peptide alone accelerated the disease. Under the Company's collaborative agreement with Novo Nordisk, Novo Nordisk will support research and development of the Company's program and will pay royalties on worldwide sales of any resulting products. See "Risk Factors -- Dependence Upon Collaborative Partners" and
"Business -- Collaborative Arrangements -- N.V. Organon.

     Myasthenia Gravis. MG is a neuromuscular disorder that is characterized by muscle weakness and may lead to death in severe cases. Current methods of treatment for MG utilize drugs that only ameliorate the symptoms and generally are not effective in most cases of moderate or progressive MG. The more powerful of these drugs have significant unwanted side effects. Based on published data and other sources, the Company believes that there are approximately 50,000 cases of MG worldwide.

     The Company has established an in vivo experimental model of autoimmune myasthenia gravis ("EAMG") in rats, which is considered pathologically and clinically comparable to human MG. Initial results indicate that the Company's MG/AnergiX reduces clinical symptoms of this disease in rats. Additionally, the Company tested its therapeutic approach for MG on human cells. Through this study, the Company has identified what it believes to be an appropriate antigenic peptide involved in MG. Using MG/AnergiX, the Company has demonstrated in vitro inactivation of T cells associated with MG. This study also indicated that the patients' T cells respond to the same antigen over time and that potentially effective doses appear to be low. Under the Company's collaborative agreement with Novo Nordisk, Novo Nordisk will support research and development of the Company's MG program and will pay royalties on worldwide sales of any resulting products. The Company has retained co-promotion rights in North America for therapeutics in MG. See "Risk Factors -- Dependence Upon Collaborative Partners" and "Business -- Collaborative Arrangements -- Novo Nordisk A/S."

ADDITIONAL APPLICATIONS FOR ANERGEN TECHNOLOGIES

     The Company believes that its core technologies could be applied to a number of other autoimmune diseases. To create an effective AnergiX product intended to inactivate the T cells associated with a specific autoimmune disease, one must correctly combine a proper epitope specific for the target autoimmune disease with a proper MHC molecule associated with that disease. Recent advances in the understanding of events that trigger autoimmune diseases have accelerated the search for the epitopes associated with particular diseases. Anergen intends to license technology developed by others and to collaborate in the research and development of epitopes that, when combined with the Company's MHC molecules in a proprietary soluble form, would result in AnergiX compounds for the treatment of other autoimmune diseases. In 1994, the Company initiated a research collaboration with a physician at the University of Medicine and Dentistry of New Jersey to identify the epitope associated with inflamatory bowel disease.

     In order to develop additional AnervaX peptide vaccine products, the Company must first identify the particular MHC sub-type involved with initiation and continuation of the particular autoimmune disease. The Company must then identify that portion of the MHC molecule sub-type that triggers an immune response. It is this response that interferes with the presentation of the self antigen to disease-related T cells. Based upon recent advances in the understanding of the genetic clustering of MHC sub-types and their involvement in other autoimmune diseases, the Company believes additional product candidates may be developed utilizing its AnervaX core technology.

     While development and commercialization of the Company's approach to altering autoimmune disease states remains Anergen's focus, the Company is also monitoring other opportunities that may arise out of its technology and expertise, including the development of diagnostics for autoimmune and related diseases and the possibility of adapting its T cell-specific drug delivery approach to delivering compounds that would kill particular T cells, a method that may prove useful in severe cases where an autoimmune disease has substantially progressed. The Company expects to pursue funding from collaborative partners prior to extensive research in any of these areas.

COLLABORATIVE ARRANGEMENTS

     Novo Nordisk A/S. In August 1993, the Company entered into a collaborative agreement with Novo Nordisk with an initial three-year development program term and Novo Nordisk made an equity investment in the Company. Under the collaborative agreement, Novo Nordisk will make milestone payments and support research and development of the Company's MS, MG and IDDM programs in exchange for exclusive worldwide rights to products developed under the collaboration, including rights to commercialize these products, subject to the payment of royalties to the Company. The Company has retained rights of co-promotion in North America for therapeutics in MS and MG. In the event the Company engages in co-promotion of its MS and MG products in North America, Novo Nordisk has agreed to modify the royalty payments made to the Company to compensate for the level of its marketing and sales efforts in amounts to be negotiated. In March 1996, the Company and Novo Nordisk extended the term of the development program by an additional two-year period through August 1998. Novo Nordisk may terminate the agreement with respect to its development rights upon six months prior written notice. The development program is subject to ongoing review by a research committee that includes equal representation of both partners. The development expenses incurred by the Company and reimbursable by Novo Nordisk are significant and expected to increase. Under the original agreement, the research and development support and milestone payments which may be received by the Company under this agreement are estimated to total $25 million, including an $8 million equity investment made in the Company in August of 1993 for 1,219,745 shares of the Company's Common Stock. The Company recorded $3.0 million in contract revenues related to this agreement in 1995 as compared to $2.3 million in 1994. The expansion of this agreement and extension of the term of the development program in March 1996 increased the estimated total proceeds to the Company by an additional $10 million to $35 million.

     N.V. Organon In June 1996, the Company entered into a collaborative agreement with Organon under which Organon will pay the Company a license fee, make milestone payments, and support research and development of an AnergiX compound intended for the treatment of RA in exchange for certain marketing rights, including certain rights to the commercialization of these products, subject to the payment of royalties to the Company. The compound to be developed uses Anergen's proprietary technology and incorporates a proprietary peptide discovered by Organon coupled with an MHC molecule. This arrangement has no effect on the Company's ownership of its AnervaX therapeutic intended to treat RA, which is currently in Phase II clinical testing. The Company's development program under the Organon agreement has an initial three-year term. Under the agreement, Anergen granted to Organon exclusive worldwide rights to any products developed under the collaborative agreement, including rights to commercialize the products. While the agreement initially grants Organon rights to any AnergiX compounds within the field of RA, after an initial Phase I study, Anergen has the right, at its sole discretion, to convert Organon's rights to a non-exclusive basis, in which case milestone payments and royalty rates would be modified.

     The agreement with respect to marketing rights continues in full force for as long as Organon is engaged in marketing such products. Organon may terminate the development program after thirty months by giving the Company six months prior written notice. The Company has retained certain limited rights of co-promotion in North America for therapeutics developed under the arrangement. In the event the Company engages in co-promotion of products in North America, Organon has agreed to modify the royalty payments made to the Company to compensate for the level of its marketing and sales efforts in amounts to be negotiated. The development program is subject to ongoing review by a research committee which includes equal representation of both partners. The development expenses incurred by the Company and reimbursable by Organon are expected to be significant and to increase.

     Other Arrangements. The Company has several collaborations with academic and clinical researchers to perform certain research, development and clinical trial activities. To the extent that the Company is unable to maintain or establish such collaborative arrangements, the Company's research, development and clinical activities and business would be adversely affected.

     The Company's strategy for the development, clinical trials, manufacturing and commercialization of its products includes maintaining existing and establishing additional collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to maintain existing collaborative arrangements or establish new collaborative arrangements in the future. To the extent that the Company is unable to maintain or establish such collaborative arrangements, the Company's research and development efforts and business would be adversely affected. In addition, the Company's collaborative partners may develop, either alone or with others, products that compete with the development and marketing of the Company's products. The development of such competing products may result in the withdrawal of support with respect to all or a portion of the Company's technology which would have a material adverse effect on the Company's business, financial conditions and results of operations. See "Risk Factors -- Dependence Upon Collaborative Partners" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

MANUFACTURING

     Manufacture of the Company's AnergiX compounds requires the production of two basic parts: the disease specific epitope and the MHC molecule. The Company then combines these two component parts and puts them in a soluble form suitable for a therapeutic product. The Company is currently synthesizing several different epitopes related to MS, IDDM and MG for use in its research and development operations. To date, the Company has contracted with an outside manufacturer to produce the selected MS specific peptide under GMP guidelines. In the future the Company may consider scaling up its synthesis operations in order to produce these epitopes internally.

     Production of MHC molecules can be accomplished in one of two ways: MHC molecules can be extracted from cells cloned from commercially available cell lines or MHC molecules can be produced using recombinant DNA technology. During 1993, the Company began producing MHC molecules in its pilot clinical manufacturing facility. The initial production utilizes a mammalian cell culture system to grow cells from a human cell line from which MHC molecules are extracted. In 1995, the Company was inspected and granted a site license to manufacture products for human use by the California Food and Drug Administration. The Company, together with Novo Nordisk, is currently in the process of evaluating production of MHC molecules using recombinant DNA technology. The Company believes that either production methodology will provide sufficient quantities of MHC for the Company's anticipated clinical trials.

     The Company has contracted with an outside manufacturer to fill, finish and package its final compounds. The Company's strategy is to maintain control over its AnergiX manufacturing technology which will facilitate seeking of patent protection and enable timely supply of products for clinical trials. Whether the Company will choose to develop a full-scale manufacturing facility, rely on its corporate partner, or rely on outside contract manufacturing will be determined in the future after consideration of the Company's financial and scientific resources and the potential advantages and disadvantages of these alternatives. Anergen and Novo Nordisk have agreed to share manufacturing of AnergiX, but it is at the discretion of Novo Nordisk to determine the degree to which the Company will share in the manufacture of AnergiX. See "Risk Factors -- Need to Develop Manufacturing Capabilities; Reliance on Sole Supplier."

     Manufacture of the Company's AnervaX compounds is performed by an outside contract manufacturer and the resultant product is filled and finished by a second subcontractor. There can be no assurance that such parties will be able to meet the Company's needs either with respect to timing, quantity or quality. If the

Company is unable to obtain or retain third party manufacturing on acceptable terms, it may be delayed in its ability to commercialize AnervaX. The Company's dependence upon third parties for the manufacturing of AnervaX may adversely affect the Company's profit margins and its ability to develop, deliver and sell products on a timely and competitive basis, if at all.

MARKETING AND SALES

     The Company currently has no sales, marketing or distribution capability. The Company has entered into collaborative relationships with Novo Nordisk and Organon for the commercialization of its MS, RA, IDDM and MG products. For other potential products, the Company intends to rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market its products. In the event that the Company is unable to reach agreement with one or more pharmaceutical companies to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in gaining market acceptance for its products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful.

PATENTS AND PROPRIETARY RIGHTS

     The Company is pursuing patent protection for its proprietary technologies. In July 1992, the Company was issued a U.S. patent that covers pharmaceutical compositions comprising MHC-peptide complexes. Four subsequent U.S. patents have provided additional protection for these complexes, methods of making them, and their use to induce anergy in T cells. The last patent in this series was issued in November 1995 and all five U.S. patents in such series expire in 2009. The Company has also been issued one other U.S. patent based upon other aspects of its research, expiring in 2011. In June 1996, the Company received a grant for a European patent directed to the MHC-peptide complexes, expiring in 2008. A related patent has also been issued in Korea, expiring in 2008. In addition, Anergen has filed other patent applications in Canada, the EPO and Japan. Pending patent applications in the U.S. and other countries include those covering different aspects of the Company's AnergiX and AnervaX technologies.

     The Company has also entered into a number of collaborative research arrangements with consultants at academic institutions. These agreements generally provide for exchanges of information and for nondisclosure of technical information by both parties, but the Company's current agreements do not obligate the Company to release any of its technology for use by any other entities nor commit the Company to pay royalties on any discovery made in connection with such research agreements. In the future, the Company may enter into agreements which provide for royalties in exchange for technology rights.

     The Company's success will depend in significant part on its ability to maintain patent protection for its therapeutic approach and for any developed products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Although the Company has obtained patents covering certain aspects of its technology, no assurances can be given that additional patents will be issued or, if issued, that the scope of any patent protection will be significant, or that the patents will be held valid if subsequently challenged. Moreover, the Company cannot ascertain with certainty that no patent conflict will exist with other products or processes which could compete with the Company's approaches.

     Because of the length of time and expense associated with bringing new products through development and to the marketplace, and the length of time required for the governmental approval process, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes. The Company and other biotechnology and pharmaceutical firms have applied, and are applying, for patents for their products and certain aspects of their technologies. The enforceability of patents issued to biotechnology and pharmaceutical firms is highly uncertain. Federal court decisions indicating legal considerations surrounding the validity of patents in the field are in transition, and there can be no assurance that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. In addition, there can be no assurance as to the degree and range of protection any patents will afford, whether patents will issue or the extent to which the Company will be successful in not infringing patents granted to others.

     While the Company pursues patent protection for products and processes where appropriate, it also relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. The Company's policy is to have each employee enter into an agreement that contains provisions prohibiting the disclosure of confidential information to anyone outside the Company. Research and development contracts and relationships between the Company and its scientific consultants provide access to aspects of the Company's know-how that is protected generally under confidentiality agreements with the parties involved. There can be no assurance, however, that these confidentiality agreements will be honored or that the Company can effectively protect its rights to its unpatented trade secrets. Moreover, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets.

     The Company may be required to obtain licenses to patents or other proprietary rights from third parties. The Company has not performed regular patent watches for patents potentially covering each of its proposed products. There can be no assurance that any licenses required under any patents or proprietary rights will be made available on terms acceptable to the Company, if at all. If the Company does not obtain required licenses, it could encounter delays in product development while it attempts to redesign products or methods or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

     The Company is aware of a European patent and corresponding U.S. and Australian patents which contain claims that relate to certain of the Company's proposed products and their uses. In accordance with EPO procedures, third parties can oppose an EPO patent grant by presenting information which they believe justifies narrowing or revoking the grant of the patent. The Company is opposing the aforementioned grant in the EPO. There can, however, be no assurance that the granted EPO claims will be revoked or significantly narrowed in scope as a result of the opposition proceeding. If valid claims in these patents are found to be infringed by the Company's products, the Company's ability to make, use, offer to sell, or sell, such products could be materially and adversely affected.

     In addition, the Company could incur substantial costs in defending any patent litigation brought against it or in asserting the Company's patent rights, including those licensed to the Company by others, in a suit against another party. The USPTO could institute interference proceedings in connection with one or more of the Company's patents or patent applications, which proceedings could result in an adverse decision as to priority of an invention. The USPTO also could institute reexamination proceedings in connection with one or more of the Company's patents or patent applications, which could result in an adverse decision as to the patents' validity or scope. See
"Business -- Patents and Proprietary Rights."

     The terms Anergen, AnergiX, MS/AnergiX, MG/AnergiX, RA/AnergiX, IDDM/AnergiX and AnervaX are trademarks of the Company. The Company's registration of the trademarks Anergen, AnergiX and AnervaX are currently pending, and the Company intends to register the remaining trademarks.

COMPETITION

     The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, chemical and specialized biotechnology companies, most of which have financial, technical, research and development, manufacturing, clinical and marketing resources significantly greater than those of the Company. The Company believes that these other entities recognize the need for effective therapies for the autoimmune diseases targeted by the Company and are highly motivated to develop such therapies. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products in development by competitors that are intended to be used for the prevention or treatment of certain diseases the Company has targeted for product development. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future which may be more effective, may adversely affect the commercialization or marketability of products which may be developed by the Company or potentially render the Company's technology obsolete or non-competitive.

     The Company's competitive position will depend on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources. In addition, the first pharmaceutical product to reach the market in a therapeutic or preventive area is often at a significant competitive advantage relative to later entrants to the market. The Company expects its products, if approved for sale, to compete primarily on the basis of product efficacy, safety, patent position, reliability, price and patient convenience.

     There are numerous pharmaceutical and biotechnology companies developing therapies against autoimmune diseases. Many pharmaceutical companies are working on products to treat MS. Current therapies, which have limited impact on the disease state and primarily affect symptoms, include two beta interferon drugs. Other potential therapeutics which target the underlying disease state include oral tolerance therapy and peptide-based therapies. In RA, there are also many upgrades under development which target the underlying disease state including oral tolerance, peptide based therapies, peptide vaccines to the T cell receptors and humanized antibodies. In IDDM, one experimental approach is based on non-specific inhibition of T cells using cyclosporin, a general immunosuppressant. In patients who already have IDDM, transplantation of pancreas or insulin-producing beta cells is also being explored. Autoimmune diseases are a major target for many companies developing therapeutics, and it is unclear which approaches will work most effectively.

     The Company believes that the ability of its AnergiX to inactivate only the specific T cells related to a particular autoimmune disease may provide, if the Company's products are successfully developed, an important competitive advantage over companies using approaches which have broader suppressive effects on the human immune system. Anergen also believes that its ability to inactivate these specific T cells without the use of toxins, if successfully demonstrated, would be advantageous. The Company also believes that its AnervaX approach, if successfully developed, may offer a competitive advantage if it is found to interrupt disease progression without severely suppressing the immune system.

GOVERNMENT REGULATION

     The Company's research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries, and the production and marketing of any products developed by the Company would also be regulated, particularly as to safety and efficacy. In the United States, vaccines, drugs and biologics are subject to rigorous FDA review. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall or seizure of products, clinical study holds, total or partial suspension of production, refusal of the government to approve product license applications or allow the Company to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke PLAs, and ELAs previously granted.

     In order to obtain FDA approval of a new biological product, the Company must submit proof of safety, purity, potency and efficacy. In most cases such proof entails extensive pre-clinical, laboratory and clinical tests. The testing, preparation of necessary applications and processing of those applications by the FDA is expensive and time consuming, can vary based on the type of product, and may take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop or furnish an advantage to competitors. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. In addition, delays imposed by the governmental approval process may materially reduce the period during which the Company may have the exclusive right to exploit patented products or technologies.

     The FDA approval process for a new biological drug involves completion of pre-clinical studies which include laboratory tests and animal studies to assess safety and effectiveness of the drug. Among other things, the results of these studies as well as how the product will be manufactured are submitted to the FDA as part of an IND and, unless the FDA objects, the IND becomes effective 30 days following receipt by the FDA. FDA cleared human clinical trials may then be conducted. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. The results of the clinical trials are submitted to the FDA as part of a PLA. In addition to obtaining FDA approval for each AnergiX indication, an ELA must be filed and the FDA must approve the manufacturing facilities for the product. Product sales may only commence if the PLA and ELA are approved. Regulatory requirements for obtaining such FDA approvals are rigorous and there can be no assurance that such approvals will be obtained on a timely basis or at all.

     Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product in a small number of patients primarily for safety at one or more dosage levels. In Phase II, in addition to safety, the efficacy of the product is evaluated in a patient population slightly larger than Phase I trials, and appropriate dosage is established. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically dispersed test sites, and with the dosage that will be submitted for approval. A clinical plan, or "protocol", accompanied by the approval of the institutional review board at the institution participating in the trials, and patient-informed consent form must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes patient safety is at risk. The Company's regulatory strategy is to seek input from the FDA at all stages of clinical testing and manufacturing process development.

     The results of the pre-clinical and clinical studies on biological drugs such as the Company's AnergiX are submitted to the FDA in the form of a PLA and ELA for approval to commence commercial sales. After completion of the FDA's preliminary review of the PLA submission, the submission is sent to an FDA selected scientific advisory panel composed of physicians and scientists with expertise in the particular field. The FDA scientific advisory panel issues a recommendation to the FDA that includes conditions for approval of the PLA. Although the recommendation is not binding, the agency generally follows an advisory panel's advice. Toward the end of the PLA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that they are in compliance with the applicable GMP requirements. If the FDA evaluation of both the ELA application and manufacturing facilities contained in the PLA application are favorable, the FDA will issue an approval letter, which usually contains a number of conditions which must be met in order to secure final approval. In responding to the PLA, the FDA may grant marketing approval, require additional testing or information, or deny the application. Governmental approval of products developed by the Company may entail limitations on the indicated uses for which such products may be marketed. Continued compliance with all FDA requirements and the conditions in an approved application, including product specification, manufacturing process, labeling and promotional material and record keeping and reporting requirements, is necessary for all products. Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall or other FDA-initiated action, which could delay further marketing until the products are brought into compliance.

     Under the Orphan Drug Act, the FDA may designate a product as an orphan drug. An orphan drug is a drug intended to treat a "rare disease or condition," which is a disease or condition that affects populations of fewer than 200,000 individuals in the United States or, if victims of a disease number more than 200,000, the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. If a product is designated as an orphan drug, then the sponsor is entitled to receive certain incentives to undertake the development and marketing of the product, including limited tax credits and high priority FDA review of an NDA. In addition, the sponsor that obtains the first marketing approval for a designated orphan drug for a given rare disease is eligible to receive marketing exclusivity for a period of seven years. There may be multiple designations of an orphan drug; however, only the sponsor of the first approved NDA for a given drug for its use in treating a given rare disease may receive marketing exclusivity. The Company may apply for orphan drug designation for some of its products and indications in development. There is no assurance that the FDA would grant orphan drug designation or marketing exclusivity for any such indications or products.

     The Company is also subject to regulation by the OSHA and the EPA and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. Although the Company believes that its safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by current laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. In addition, regulations may be promulgated governing biotechnology that may affect the Company's research and development programs. The Company is unable to predict whether any agency will adopt any regulation which would have a material adverse effect on the Company's operations.

     Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from FDA requirements.

     Satisfaction of these FDA requirements, or similar requirements by foreign regulatory agencies, typically takes several years and the time needed to satisfy them may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products being developed by the Company on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Delay in obtaining or failure to obtain regulatory approvals would have a material adverse effect on the Company's business financial condition or results of operations.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform health care delivery are increasing these cost containment efforts. The Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the health care delivery system. Any such proposed or actual changes could cause any potential partners of the Company to limit or eliminate spending on collaborative development projects. Legislative debate is expected to continue in the future, market forces are expected to demand reduced costs and Anergen cannot predict what impact the adoption of any federal or state health care reform measures or future private sector reforms may have on its business.

     In both domestic and foreign markets, sales of the Company's proposed products will depend in part upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. In addition, other third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's potential products or products discovered in collaboration with the Company will be considered cost-effective or that adequate third-party reimbursement will be available to enable Anergen to maintain price levels sufficient to realize an appropriate return on its investment in product research, discovery and development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's proposed products are approved for marketing. Adoption of such legislation could further limit reimbursement for medical products. If adequate coverage and reimbursement levels are not provided by the government and third-party payors for the Company's products, the market acceptance of these products would be adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY INSURANCE

     The testing, marketing and sale of human health care products entail an inherent risk of exposure to product liability claims in the event that the use of the Company's technology or prospective products is alleged to have resulted in adverse effects. While the Company has taken, and will continue to take, what it believes are appropriate precautions to minimize exposure to product liability, there can be no assurance that it will avoid significant liability. The Company possesses limited general liability and product liability insurance related to its clinical trials of AnervaX for RA and intends to seek such insurance related to its clinical trials of AnergiX for MS, and certain other types of insurance customarily obtained by business organizations. There can be no assurance that the existing insurance coverage is adequate or that it will avoid liability. The Company intends to seek insurance against product liability risks associated with the testing, manufacturing or marketing of its products. However, there can be no assurance that it will be able to obtain such insurance in the future, or that if obtained, such insurance will be sufficient in amount. Consequently, a product liability claim or other claims with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business or financial condition of the Company.

EMPLOYEES

     As of May 31, 1996, the Company had 60 full-time employees, of whom fourteen hold doctoral or medical degrees. Of the 60 full-time employees, 51 were engaged in, or directly supporting, the Company's research and development activities. The Company also employs several part-time workers. The Company considers relations with its employees to be good. None of the Company's employees is covered by a collective bargaining agreement.

FACILITIES

     The Company's laboratory and administrative facilities occupy approximately 27,000 square feet of space in Redwood City, California. The majority of these facilities are subject to a lease which expires on January 3, 1999, with a two-year renewal option. The Company believes that this space is adequate for its immediate needs, and that it will be able to obtain additional space as necessary.

SCIENTIFIC ADVISORY BOARD

     Anergen benefits from the advice and assistance of its Scientific Advisory Board, most of whom are involved in ongoing discussions with the Company's researchers and all of whom are involved in full-time teaching and research at academic institutions. The names of the members of the scientific advisory board and some background information about them are set forth below.

     Mark Davis, Ph.D., Professor, Department of Microbiology and Immunology, Stanford University School of Medicine. Dr. Davis has been involved in research on the structure and function of the T cell receptor. His group isolated and characterized a T cell receptor gene and recently succeeded in expressing both T cell antigen receptor and MHC II molecules in a soluble form to facilitate analysis of their properties.

     Patricia Jones, Ph.D., Professor, Department of Biological Sciences, Stanford University. Dr. Jones has been involved in research on the biochemistry and molecular biology of MHC II molecules.

     Harden McConnell, Ph.D., Robert Eckels Swain Professor and Chairman of the Department of Chemistry, Stanford University. Dr. McConnell has been involved in research on the properties, structure and functioning of cell membrane components including MHC II proteins. He is also a director of the Company.

     Subramaniam Sriram, M.D., Professor of Neurology, Vanderbilt University Medical Center. Dr. Sriram's research efforts are directed towards elucidating immunological mechanisms of autoimmune diseases of the central nervous system. He has been involved in advancing the concept that MHC II molecules and helper T cells are necessary parts of the pathology of autoimmune diseases.

     The Company believes it has a good working relationship with its Scientific Advisory Board. Communication with many members of the Scientific Advisory Board takes place on a regular basis and in some cases at least weekly. In accordance with consulting agreements the Company has with these advisors, information conveyed to the Company as part of the consulting activity is the property of the Company. Should scientific discoveries be made by a member of the Scientific Advisory Board in conjunction with other research at another institution rather than while acting as a consultant to the Company, that discovery would generally be owned by the researcher or that institution. If such a discovery were deemed to be helpful in the Company's own research, the Company would have to enter into a license agreement in order to utilize the discovery. The Company relies on its scientific advisors to assist the Company in formulating its research and development strategy. Retaining and attracting qualified advisors will be critical to the Company's success. Each of the scientific advisory Board members is paid $12,000 annually for his or her services.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company:

                     NAME                       AGE              POSITION WITH THE COMPANY
- ----------------------------------------------  ---     --------------------------------------------
Barry M. Sherman, M.D. .......................  55      President, Chief Executive Officer and
                                                          Director
John W. Varian................................  37      Vice President, Finance and Chief Financial
                                                          Officer
Jeffrey L. Winkelhake, Ph.D. .................  51      Vice President, Pharmaceutical Development
Bruce L.A. Carter, Ph.D. .....................  52      Director
Nicholas J. Lowcock...........................  32      Director
Harden M. McConnell, Ph.D. ...................  67      Director
Harry H. Penner, Jr. .........................  50      Director
James E. Thomas...............................  36      Director
Nicole Vitullo................................  39      Director

     BARRY M. SHERMAN, M.D., joined the Company as President and Chief Executive Officer and as a director in May 1996. Dr. Sherman previously served as Senior Vice President and Chief Medical Officer at Genentech, Inc. ("Genentech"), a biotechnology company. Dr. Sherman joined Genentech in 1985, and while there served as a member of the Operations Committee and was responsible for the company's overall clinical development activities. Since 1986, Dr. Sherman has also been a Clinical Professor of Internal Medicine at Stanford University. From 1971 to 1985, Dr. Sherman was a Professor of Internal Medicine, Director of the Clinical Research Center and Associate Chairman of the Department of Internal Medicine at the University of Iowa College of Medicine. Dr. Sherman received his M.D. in 1966 from the University of Michigan.

     JOHN W. VARIAN joined the Company as Vice President, Finance and Chief Financial Officer in August 1991. Prior to joining the Company, and since 1987, Mr. Varian was a Senior Manager with Ernst & Young LLP. Mr. Varian is a certified public accountant and received his BBA from Western Michigan University.

     JEFFREY L. WINKELHAKE, PH.D., joined the Company in April 1993 as Vice President, Pharmaceutical Development. Prior to joining the Company, Dr. Winkelhake served for three years as Director of Program Management at Cytel Corporation, a biotechnology company. Prior to that, he served for over six years as Director of Pharmacology at Cetus Corporation, also a biotechnology company. From 1976 to 1984, Dr. Winkelhake was a Professor of Microbiology at the Medical College of Wisconsin. Dr. Winkelhake received his Ph.D. in Immunochemistry/Pharmacology from the University of Illinois.

     BRUCE L. A. CARTER, PH.D., has served as a director of the Company since February 1994. Since 1994 Dr. Carter has served as Corporate Executive Vice President and Chief Scientific Officer of Novo Nordisk, a pharmaceutical and bio-industrial company. From 1988 to 1995, Dr. Carter served as president of ZymoGenetics, Inc., a biotechnology company that is a subsidiary of Novo Nordisk, and has served as its chairman since 1994.

     NICHOLAS J. LOWCOCK has served as a director of the Company since April 1995. Since August 1994, Mr. Lowcock has been an associate with E.M. Warburg, Pincus & Co., Inc., a venture financing firm. Prior to August 1994, Mr. Lowcock was a consultant with The Boston Consulting Group.

     HARDEN M. MCCONNELL, PH.D., has served as a director of the Company since May 1989. Dr. McConnell has been a Professor of Chemistry at Stanford University since 1964 and became Chairman of the Department of Chemistry in 1989. He is also a member of the Company's Scientific Advisory Board.

     HARRY H. PENNER, JR. has served as a director of the Company since August 1993. Since December 1993, Mr. Penner has been President and Chief Executive Officer of Neurogen Corporation, a neuropharmaceutical company. From 1985 to December 1993, Mr. Penner was Executive Vice President of Novo Nordisk and, beginning in 1988, President of Novo Nordisk of North America, a subsidiary of Novo Nordisk.

     JAMES E. THOMAS has served as a director of the Company since April 1995. Since 1989, Mr. Thomas has been employed by E.M. Warburg, Pincus & Co., Inc., a venture financing firm, where he currently serves as Managing Director. Prior to 1989, Mr. Thomas was a Vice President of Goldman Sachs International in London. Mr. Thomas is also a director of Celtrix Pharmaceuticals, Inc., Menley & James Laboratories, Inc. and a number of privately held companies.

     NICOLE VITULLO has served as a director of the Company since April 1995. Ms. Vitullo is an Investment Advisor for Rothschild Asset Management, Ltd., a manager of two publicly traded biotechnology funds, Biotechnology Investments Limited and IBT. Prior to joining Rothschild in 1992, Ms. Vitullo was a Director of Corporate Communications and Investor Relations at Cephalon, Inc., a neuropharmaceutical company. Prior to 1992, Ms. Vitullo was Manager of Healthcare Investments for Eastman Kodak, Co. Ms. Vitullo is also a director of Cytel Corporation.

     Directors are elected annually and hold office until their successors are elected and qualified, or until their earlier removal or resignation. Bruce L.
A. Carter, Ph.D. was nominated to the Board pursuant to rights held by Novo Nordisk under the Novo Nordisk common stock purchase agreement. Nicholas J. Lowcock and James E. Thomas were nominated to the Board pursuant to rights held by Warburg under the Warburg/IBT Purchase Agreement, and Nicole Vitullo was nominated to the Board pursuant to rights held by IBT under the Warburg/IBT Purchase Agreement. See "Business -- Collaborative Arrangements" and "Certain Transactions." There are no family relationships among the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees. The Audit Committee reviews the results and scope of the audit and other accounting and related services and reviews and evaluates the Company's internal control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of directors Messrs. Penner and Thomas and Ms. Vitullo. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees of and consultants to the Company, except that the Compensation Committee has full power and authority to grant stock options to the Company's executive officers under the Company's 1988 Stock Plan. No director or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. In addition, Mr. Thomas and Ms. Vitullo are affiliates of Warburg and IBT, respectively, and were nominated to the Board of Directors pursuant to the Warburg/IBT Purchase Agreement. Mr. Carter is an officer of Novo Nordisk and was nominated to the Board of Directors pursuant to the Novo Nordisk common stock purchase agreement. See "Certain Transactions."

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     In May 1996, the Company entered into an employment agreement with Dr. Barry M. Sherman effective in May 1996 providing for a base salary of $250,000 per year and an option to purchase 400,000 shares of Common Stock at an exercise price of $3.75 per share subject to a four-year vesting schedule. The term of Dr. Sherman's employment agreement is through May 2000, subject to extension by mutual agreement of both parties and subject to voluntary termination by Dr. Sherman and earlier termination by the Company with or without cause. If the Company terminates Dr. Sherman without cause or constructively terminates Dr. Sherman, Dr. Sherman is entitled to twelve months severance pay and accelerated vesting of the lesser of the unvested portion or one-quarter of the options referred to above (or the lesser of the unvested portion or one-half of such options if the termination occurs after a change of control). At the end of twelve months, Dr. Sherman is eligible to receive a performance bonus of up to twenty-five percent of his annual salary based on full or partial completion of certain goals established by mutual agreement of Dr. Sherman and the Board of Directors.

     In February 1996, the Company entered into an agreement with John W. Fara, Ph.D., the Company's former President and Chief Executive Officer, regarding his retirement from the Company. On May 31, 1996, Dr. Fara formally resigned as President and Chief Executive Officer and as a director of the Company. Dr. Fara will serve the Company on a part-time employment basis. Under the agreement, Dr. Fara continues to receive a salary at an annual rate of $250,000 for a period of twelve months. Dr. Fara is also eligible for bonuses for each substantial development or license agreement that the Company enters into with certain third parties or in the event of a sale of all or substantially all the Company's assets, merger or consolidation of the Company with any other corporation or the acquisition of 40% or more of the Company's outstanding Common Stock before November 30, 1996. Dr. Fara's stock options continue to vest as long as he is employed on a part-time basis and when he is no longer an employee all options to acquire shares of the Company's Common Stock which were unvested as of such date become fully exercisable.

     The 1995 Director Option Plan provides that upon a change in control of the Company, the unvested portion of all outstanding options under such Plan shall become immediately exercisable. The 1988 Stock Option Plan and the 1992 Consultant Stock Plan, each provides that in the event of a change in control of the Company, outstanding stock options and stock purchase rights under such Plans shall be assumed or equivalent options or rights shall be substituted by the successor entity. If such successor corporation does not agree to such assumption or substitution, the Company's Board of Directors must provide for such options or rights to become immediately exercisable in full. There are no other compensatory plans or arrangements with respect to an executive officer that will result in payments upon resignation, retirement, or any other termination of such executive officer's employment or from a change of control of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company for each of the three years in the period ended December 31, 1995 to the Chief Executive Officer and each other executive officer of the Company (the "Named Executive Officers"). In May 1996, Dr. Sherman became President and Chief Executive Officer and Dr. Fara resigned from such positions. See "-- Employment Agreements and Change of Control Arrangements."

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                       COMPENSATION
                                                                       -------------
                                                 ANNUAL COMPENSATION     AWARD OF
                                                 -------------------      OPTIONS           ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR      SALARY    BONUS(1)   (# OF SHARES)     COMPENSATION(3)
- --------------------------------------  ----     --------   --------   -------------     ---------------
John W. Fara, Ph.D....................  1995     $240,000   $50,000       225,000(2)         $ 5,674
  President and Chief Executive         1994      225,000        --            --              6,774
  Officer                               1993      205,000    40,000        50,000              6,668

John W. Varian........................  1995      135,000    45,000       130,740(2)           3,520
  Vice President, Finance and           1994      125,000        --            --              3,882
  Chief Financial Officer               1993      109,792    20,000        12,500              3,592

Jeffrey L. Winkelhake, Ph.D...........  1995      145,000    45,000       130,000(2)           3,719
  Vice President, Pharmaceutical        1994      135,000        --            --              2,948
  Development                           1993(4)    89,154    20,000        75,000              6,705

- ---------------
(1) Represents payments for achievements of corporate objectives in 1995 and 1993, as applicable.

(2) Option awards in 1995 include 75,000, 55,000 and 55,000 shares subject to incentive options related to 1995 officer compensation and 150,000, 75,740 and 75,000 shares subject to incentive options issued to replace options forfeited by Dr. Fara, Mr. Varian and Dr. Winkelhake, respectively, in conjunction with the elective extension of exercise periods for options granted prior to February 1995.

(3) Amounts included in "All Other Compensation" for 1995 include Company matching contributions to the Anergen Retirement Savings Plan ("401(k) Contributions"), payments by the Company on term life insurance policies ("Life Insurance Payments"), and relocation expenses. Specifically, the amount stated for Dr. Fara in 1995 consists of 401(k) Contributions of $3,720 and Life Insurance Payments of $1,954; the amount stated for Mr. Varian in 1995 consists of 401(k) Contributions of $2,362 and Life Insurance Payments of $1,158; and the amount stated for Dr. Winkelhake in 1995 consists of 401(k) Contributions of $2,900 and Life Insurance Payments of $819.

(4) Dr. Winkelhake joined the Company in April 1993.

     In February 1995, executive officers, employees and consultants had the option to elect to extend the option exercise period for stock options granted prior to February 1995 by four years. Elections to extend 555,113 options were made. The following table sets forth each grant of stock options made during the year ended December 31, 1995 to each executive officer, including 150,000, 75,740 and 75,000 shares subject to incentive options issued to replace options forfeited by Dr. Fara, Mr. Varian and Dr. Winkelhake, respectively, in conjunction with the elective extension of exercise periods for options granted prior to February 1995:

                          OPTION GRANTS IN FISCAL 1995

                                                   INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                  ----------------------------------------------------   VALUE AT ASSUMED ANNUAL
                                  NUMBER OF    % OF TOTAL                                 RATES OF STOCK PRICE
                                  SECURITIES    OPTIONS                                  APPRECIATION FOR OPTION
                                  UNDERLYING   GRANTED TO                                        TERM(3)
                                   OPTIONS     EMPLOYEES     EXERCISE OR    EXPIRATION   -----------------------
              NAME                GRANTED(1)    IN 1995     BASE PRICE(2)      DATE          5%          10%
- --------------------------------  ----------   ----------   -------------   ----------   ----------   ----------
John W. Fara, Ph.D..............    100,000       11.9%         $9.00         10/14/01    $       0    $       0
                                     50,000        6.0           5.50         12/28/02       24,009      139,102
                                     75,000        9.0           2.75         03/17/04      288,236      545,346

John W. Varian..................     38,240        4.6           2.00         08/16/00      130,941      185,260
                                     25,000        3.0           9.00         10/14/01            0            0
                                     12,500        1.5           5.50         12/28/02        6,002       34,776
                                     25,000        3.0           2.75         03/17/04       96,079      181,782
                                     30,000        3.6           3.25         12/13/04      100,294      203,138

Jeffrey L. Winkelhake, Ph.D.....     50,000        6.0           7.75         04/07/02            0       26,602
                                     25,000        3.0           5.50         12/28/02       12,004       69,551
                                     30,000        3.6           2.75         03/17/04      115,294      218,138
                                     25,000        3.0           3.25         12/13/04       83,579      169,282

- ---------------
(1) The listed options become exercisable as to 1/48th of the shares subject to the option at the end of each month after the date of grant, with full vesting occurring four years after the date of grant. Under the terms of the Company's 1988 Incentive Stock Plan, the Board of Directors retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.

(2) The exercise price and tax withholding obligations related to exercise may in some cases, be paid by delivery of other shares or by offset of the shares subject to the options.

(3) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast the possible future appreciation, if any, of the Company's stock price. The Company did not use an alternative formula for a grant date valuation, as the Company does not believe that any formula will determine with reasonable accuracy a present value based on future unknown or volatile factors.

     The following table sets forth, for each of the executive officers, each exercise of stock options during the year ended December 31, 1995 and the year-end value of unexercised options:

     AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND FISCAL YEAR-END VALUES

                                                               NUMBER OF SECURITIES       VALUE(2) OF UNEXERCISED
                                   SHARES                     UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS AT
                                 ACQUIRED ON      VALUE         OPTIONS AT YEAR-END              YEAR-END
             NAME                 EXERCISE     REALIZED(1)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
- -------------------------------  -----------   -----------   -------------------------   -------------------------
John W. Fara, Ph.D. ...........    157,000      $ 280,889      150,220/106,780             $148,588/$91,413
John W. Varian.................          0              0       68,967/61,773               $93,074/$60,467
Jeffrey L. Winkelhake,
  Ph.D. .......................          0              0       51,471/78,529               $8,438/$61,563

- ---------------

(1) Based on the closing price of the Company's Common Stock on the date of exercise.

(2) Based on a fair market value of $4.25 which was the closing price of the Company's Common Stock on December 29, 1995.

INCENTIVE STOCK PLANS

     1991 Employee Stock Purchase Plan. The Company's 1991 Employee Stock Purchase Plan (the "Purchase Plan") is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The Purchase Plan was amended by the Board in March 1996 and such amendment was approved by shareholders in June 1996 to increase the number of shares available for issuance thereunder to a total of 250,000 shares. Under the Purchase Plan, the Company withholds a specified percentage of each salary payment to participating employees over certain offering periods. Unless the Board of Directors or its committee determines otherwise, each offering period runs for 24 months and is divided into four consecutive purchase periods of six months each. The Purchase Plan expires by its terms in 2011.

     The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. To the extent permitted by Rule 16b-3, if the purchase price of the Common Stock at the end of a purchase period in any offering period is lower than the purchase price at the beginning of that offering period, then all participants in that offering period are automatically withdrawn from that offering period immediately after the exercise of their options and automatically re-enrolled in the immediately following offering period.

     As of May 31, 1996, a total of 133,079 shares of Common Stock have been issued to employees at an aggregate purchase price of $453,909 and a weighted average purchase price of $3.41 per share pursuant to offerings under the Purchase Plan and 116,921 shares remained available for future issuance under the Purchase Plan.

     1988 Stock Option Plan. A total of 1,800,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1988 Stock Option Plan (the "Option Plan") adopted by the Board of Directors in 1988 and amended in 1990, 1991, 1992 and 1995. The Option Plan expires by its own terms in 1998. As of May 31, 1996, options to purchase 1,259,815 shares were outstanding at a weighted average exercise price of $4.76 per share, and options to purchase 417,457 shares had been exercised and 122,728 shares remained available for the grant of options.

     The Option Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Code and nonqualified stock options to employees, directors and consultants of the Company. Incentive stock options may be granted only to employees. The Option Plan is administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the option's exercisability. Options granted to employees are generally immediately exercisable, but typically vest at the rate of 6/48ths of the shares after six months and an additional 1/48th of the shares per month thereafter. The Option Plan requires that the exercise price of incentive stock options must be at least equal to the fair market value of such shares on the date of grant and the exercise price of nonqualified stock options must be at least 85% of the fair market value of such shares on the date of the grant.

The maximum term of options granted under the Option Plan is ten years. With respect to any participant who owns stock possessing more than 10% of the voting rights or value of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value of such shares on the date of grant and the term may be no longer than five years. In the event of certain mergers of the Company with other entities, transfers of voting control of the Company's capital stock or sales of all or substantially all of the Company's assets, the Company will request that the acquiring entity assume the Company's rights and obligations under the Option Plan or provide similar options in substitution therefor. If the acquiring entity chooses not to assume such rights and obligations or provide substitute options, then the Company's Board of Directors will cause all outstanding options (together with shares purchased upon exercise thereof) to become fully vested prior to the event causing such acceleration and all unexercised options will terminate upon completion of such event.

     1995 Director Option Plan. A total of 200,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1995 Director Option Plan (the "Director Plan"), adopted by the Board of Directors in 1995. The Director Plan expires by its own terms in 2005. At May 31, 1996, options to purchase 20,000 shares were outstanding at a weighted average exercise price of $3.72 per share and no options had been exercised.

     The Director Plan provides for the grant of "nonstatutory options" to non-employee directors of the Company. The Director Plan is administered by the Board of Directors. All grants of options under the Director Plan are automatic and non-discretionary pursuant to the terms of the Director Plan. Each non-employee director is automatically granted a nonstatutory option to purchase 25,000 shares of Common Stock on the date such person first becomes a director (provided that non-employee directors who were directors on the effective date of the Director Plan were granted a nonstatutory option to purchase 5,000 shares in lieu of such grant). On the first day of each fiscal year thereafter, each incumbent non-employee director will automatically be granted a nonstatutory option to purchase 5,000 shares of Common Stock (provided such person has served on the Board at least six months). Options granted to directors are generally immediately exercisable, but typically vest at the rate of 1/48th of the shares per month after the date of grant. The Director Plan requires that the exercise price of nonstatutory stock options is equal to the fair market value of such shares on the date of grant. The term of options granted under the Director Plan is ten years. In the event of certain mergers of the Company with other entities, transfers of voting control of the Company's capital stock or sales of all or substantially all of the Company's assets, all outstanding options shall become fully vested.

     As of May 31, 1996, only Dr. Harden McConnell and Mr. Harry H. Penner, Jr. participated in the Director Plan.

     1992 Consultant Stock Plan. A total of 50,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1992 Consultant Stock Plan (the "Consultant Plan") adopted by the Board of Directors in 1992. The Consultant Plan expires by its term in 2002. The Consultant Plan permits the Company to grant "nonstatutory options" (or bonus shares) to consultants who are not directors or officers of the Company. The Board of Directors (or a committee thereof) administers the plan and determines, among other things, the individuals to whom options should be granted and the terms of options granted, including exercise price, the number of shares subject to the option and the option's exercisability. In the event of a merger of the Company with another entity or the sale of all or substantially all of the Company's assets, the Company will request that the acquiring entity assume the Company's rights and obligations under the Consultant Plan or provide similar options in exchange for outstanding options. If the acquiring entity chooses not to assume such rights and obligations or provide substitute options, then the Company's Board of Directors will make such options fully exercisable for a period of fifteen days after notice to the holders, after which time the options will terminate. At May 31, 1996, 17,465 shares had been issued and no options had been granted under the Consultant Plan.

401(k) PLAN

     In January 1992, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan"), which generally covers all of the Company's full-time employees who have attained age 18. Pursuant to the 401(k) Plan, employees may elect to defer up to 15% of their current compensation (subject to certain statutorily prescribed limits, including an annual limit of $9,240 in
1995). These deferred amounts are contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching and Company contributions on behalf of participants. Since the Plan's inception, the Company has contributed an amount equal to 50% of each participant's contribution for up to 4% of their eligible compensation. The 401(k) Plan is intended to qualify under Sections 401(k) and 401(a) of the Code. Contributions to such a qualified plan are deductible to the Company when made and neither the contributions nor the income earned on those contributions is taxable to participants until withdrawn. All 401(k) Plan contributions are credited to separate accounts maintained in trust by two individual trustees. Contributions are invested, at the participant's direction, in one or more of the investment funds available under the 401(k) Plan. All account balances are adjusted at least annually to reflect the investment earnings and losses of the trust fund. Each participant is fully vested in his or her salary deferral accounts under the 401(k) Plan. Distributions may be made from a participant's account pursuant to the 401(k) Plan's hardship withdrawal provisions as well as upon a participant's termination of employment, disability or attainment of age 59 1/2. Distributions will be in the form of a lump sum, installment payments or an annuity, in the participant's discretion. Federal tax laws limit the amount that may be added to a participant's accounts for any one year under a qualified plan such as the 401(k) Plan to the lesser of (i) $30,000 or (ii) 25% of the participant's compensation (net of salary deferral contributions) for the year.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     The Company's Articles of Incorporation and Bylaws provide for indemnification of the officers and directors of the Company to the full extent permitted by California law. The General Corporation Law of the State of California permits a corporation to limit, under certain circumstances, a director's liability for monetary damages in actions brought by or in the right of the corporation. The Company's Articles of Incorporation also provide for the elimination of the liability of directors for monetary damages to the full extent permitted by law.

     The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of any other enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Company currently maintains a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company as to which indemnification is sought, nor is the Company aware of any threatened litigation or proceeding that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     In March 1995, the Company, Warburg and IBT (collectively, the "Purchasers") entered into the Warburg/IBT Purchase Agreement pursuant to which the Purchasers agreed to purchase 7,317,073 shares of Common Stock from the Company for approximately $15 million. This transaction was approved by the Company's shareholders and was completed on April 13, 1995. The Purchasers have the right at any time after October 13, 1997 to request the Company to effect a registration of at least 30% of the aggregate number of shares held by the requesting Purchaser or any lesser percentage if the aggregate net offering price would exceed $1,000,000. The Purchasers also have the right to have their shares included in a registration by the Company of its securities for its own account or the account of any of its shareholders. The Purchasers have certain rights of representation on the Company's Board of Directors based on certain minimum levels of ownership of the Company's Common Stock. Under the Warburg/IBT Purchase Agreement, the Company is currently obligated to include in the slate of nominees recommended by the Board of Directors and management at each election of directors two candidates selected by Warburg, one candidate selected by IBT and one candidate as mutually agreed to by IBT and Warburg. Upon the closing of this transaction, the Board of Directors appointed to the Board to fill vacancies two new members representing Warburg, Mr. Nicholas J. Lowcock and Mr. James E. Thomas, and one new member representing IBT, Ms. Nicole Vitullo. These three individuals have been reelected to the Board at the annual meeting of shareholders in June 1996. Mr. Thomas and Ms. Vitullo are affiliates of Warburg and IBT, respectively. It is expected that during the next fiscal year IBT and Warburg may identify an appropriate industry representative for nomination to the Board pursuant to their right to mutually designate such candidate under the Warburg/IBT Purchase Agreement.

     In March 1996, the Company and Novo Nordisk agreed to expand their collaborative research and development agreement to establish certain milestones for products developed under the agreement targeting IDDM and to extend the term of the development program by an additional two-year period through August 1998. See "Business -- Collaborative Arrangements -- Novo Nordisk A/S." Bruce L.A. Carter, the Corporate Executive Vice President and Chief Scientific Officer of Novo Nordisk, has served as a director of the Company since February 1994 pursuant to rights under the Novo Nordisk Purchase Agreement.

     In May 1996, the Company entered into an employment agreement with Dr. Barry M. Sherman, President and Chief Executive Officer and a director of the Company. In February 1996, the Company entered into an agreement with John W. Fara, Ph.D., the Company's former President and Chief Executive Officer. See "Management -- Employment Agreements and Change of Control Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to the Company with respect to the beneficial ownership of the Common Stock as of April 30, 1996, and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers as a group.

                                                   NO. OF SHARES                 PERCENTAGE(2)
                                                   BENEFICIALLY      --------------------------------------
                     NAME(1)                           OWNED         % BEFORE OFFERING     % AFTER OFFERING
- -------------------------------------------------  -------------     -----------------     ----------------
Warburg, Pincus Ventures, L.P.(3)................    4,878,049             32.4%                 25.6%
  466 Lexington Avenue
  New York, NY 10017
Warburg, Pincus & Co.(4).........................    4,878,049             32.4%                 25.6%
  466 Lexington Avenue
  New York, NY 10017
International Biotechnology Trust PLC............    2,439,024             16.2%                 12.8%
  Five Arrows House
  St. Swithin's Lane
  London, EC4N 8NR
  England
Novo Nordisk A/S.................................    1,219,745              8.1%                  6.4%
  Novo Alle
  2880 Basgvaerd
  Denmark
John W. Fara, Ph.D.(5)...........................      347,212              2.3%                  1.8%
Barry M. Sherman, M.D.(6)........................       16,667                 *                     *
John W. Varian(7)................................      100,350                 *                     *
Jeffrey Winkelhake, Ph.D.(8).....................       64,349                 *                     *
Bruce L.A. Carter, Ph.D.(9)......................    1,219,745              8.1%                  6.4%
Harden M. McConnell, Ph.D.(10)...................       37,776                 *                     *
Harry H. Penner, Jr.(11).........................       22,502                 *                     *
James E. Thomas(12)..............................    4,878,049             32.4%                 25.6%
Nicholas J. Lowcock(13)..........................            0                --                    --
Nicole Vitullo(14)...............................            0                --                    --
All directors and officers as a group (10
  persons)(15)...................................    6,686,650             43.4%                 34.5%

- ---------------
  *  Represents less than 1% of the outstanding Common Stock.

 (1) The persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

 (2) Applicable percentage of ownership is based on 15,063,180 and 19,063,180 shares of Common Stock outstanding as of April 30, 1996 before and after the proposed offering, respectively, on a pro forma basis, together with applicable options and warrants held by such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options exercisable within 60 days of April 30, 1996 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

 (3) The sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, Pincus & Company, a New York general partnership

     ("E.M. Warburg"), manages Warburg. WP has a 15% interest in the profits of Warburg as the general partner, and also owns approximately 1.5% of the limited partnership interests in Warburg.

 (4) Represents shares held by Warburg. As the sole general partner of Warburg (as described in footnote 3 above), WP may be deemed to be a beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of the shares held by Warburg.

 (5) Includes 146,342 shares subject to options exercisable within 60 days of April 30, 1996.

 (6) Includes 16,667 shares subject to options exercisable within 60 days of April 30, 1996. Dr. Sherman joined the Company as President and Chief Executive Officer and as a director of the Company in May 1996.

 (7) Includes 81,571 shares subject to options exercisable within 60 days of April 30, 1996.

 (8) Includes 63,142 shares subject to options exercisable within 60 days of April 30, 1996.

 (9) Includes 1,219,745 shares held by Novo Nordisk, of which Dr. Carter is an executive officer. Dr. Carter disclaims beneficial ownership of these shares.

(10) Includes 14,376 shares subject to options exercisable within 60 days of April 30, 1996.

(11) Includes 17,502 shares subject to options exercisable within 60 days of April 30, 1996.

(12) Represents shares held by Warburg. Mr. Thomas, a director of the Company, is a Managing Director of E.M. Warburg, Pincus & Co., Inc., a wholly-owned subsidiary of WP ("EMW"), and a general partner of WP and E.M. Warburg. As such, Mr. Thomas may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg and WP. Mr. Thomas disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

(13) Does not include shares held by Warburg. Mr. Lowcock is employed by EMW and is a director of the Company. Mr. Lowcock disclaims beneficial ownership of the shares held by Warburg and WP.

(14) Does not include shares held by IBT. Ms. Vitullo, a director of the Company, is an employee of Rothschild, Inc., a corporation affiliated with Rothschild Asset Management, Ltd., investment manager for IBT. Ms. Vitullo disclaims beneficial ownership of the shares of IBT.

(15) Includes 339,600 shares subject to options exercisable within 60 days of April 30, 1996. Reflects the shares of Warburg of which Mr. Thomas may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934) and the shares of Novo Nordisk of which Dr. Carter is an executive officer. Does not reflect beneficial ownership of Mr. Lowcock of Warburg and Ms. Vitullo of IBT who each disclaim beneficial ownership of the shares held by their respective entities. Also includes shares beneficially held by Dr. Sherman, who joined the Company as President and Chief Executive Officer and as a director in May 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. At May 31, 1996, there were 15,066,042 shares of Common Stock outstanding, held by 375 shareholders of record. At May 31, 1996, options to purchase an aggregate of 1,279,815 shares and warrants to purchase an aggregate of 459,015 shares of Common Stock were outstanding. See "Management -- Incentive Stock Plans" and "Certain Transactions."

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held. The holders of Common Stock, voting as a single class, are entitled to elect all of the directors. Although California law generally permits holders of Common Stock to cumulate votes for the election of directors upon giving notice as required by law, the Articles of Incorporation provide, as permitted by California law, that the right to cumulate votes will be eliminated if the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders. The Company believes it has more than 800 shareholders. The elimination of cumulative voting will have the effect of making it more difficult for a minority shareholder to elect a member of the board of directors because while an owner of just over 15% of the outstanding shares could currently elect a director, after the elimination of cumulative voting, more than 50% ownership of the Company is required to guarantee election of a director. The Common Stock is not convertible into any other security.

     Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights. The outstanding shares of Common Stock are, and the Common Stock offered hereby will be when issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by shareholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

     In connection with its initial public offering on October 10, 1991, the Company sold warrants to the underwriters of its initial public offering (the "Representative's Warrants") to purchase from the Company up to 196,656 shares of Common Stock at an exercise price per share equal to $5.98 per share, subject to adjustment. The Representative's Warrants are exercisable until October 9, 1996, and are not transferable except to officers of the Representative and certain successors in interest of the Representative. In addition, the Company has granted certain rights to the holders of the Representative's Warrants to register the Common Stock underlying the Representative's Warrants under the Securities Act.

     In connection with a facilities and equipment financings, the Company issued warrants to purchase 16,919 and 8,577 shares of Common Stock at $9.93 and $5.83, respectively, subject to adjustment ("MMC Warrants"). The 16,919 share MMC Warrant is exercisable at any time until December 29, 1999 and the 8,577 share MMC Warrant is exercisable at any time until December 30, 2000.

     In connection with a Securities Purchase Agreement entered into on May 11, 1994 (the "1994 Purchase Agreement"), the Company issued warrants to a group of private investors to purchase 236,863 shares of the Company's Common Stock at an exercise price of $3.52 per share, subject to adjustment. These warrants are exercisable at any time until June 30, 1997. The Company may redeem the warrants after June 30, 1996 if the closing price of the Company's Common Stock as quoted on the Nasdaq National Market exceeds the exercise price by 150% for ten days within a period of 20 consecutive trading days.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Warburg and IBT (collectively the "Purchasers"), who in the aggregate hold 7,317,073 shares of Common Stock, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of the Warburg/IBT Purchase Agreement. Subject to certain limitations in the agreement, the Purchasers have the right at any time after October 13, 1997 to request the Company to effect a registration of at least 30% of the aggregate number of shares held by the requesting Purchaser or any lesser percentage if the aggregate net offering price would exceed $1,000,000. The Purchasers also have the right to have their shares included in a registration by the Company of its securities for its own account or the account of any of its shareholders.

     The MMC Warrants grant the holders thereof registration rights which are in pari passu with certain registration rights of the holders of Registrable Securities. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of the MMC Warrants are entitled to include the shares issuable upon exercise of such MMC Warrants in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering and provided that the Company does not in good faith determine that the incremental cost and effort in so doing is significant.

     Additionally, the Representative's Warrants provide certain rights with respect to the registration under the Securities Act of the 196,656 shares issuable upon exercise thereof (the "Warrant Shares"). The holders of at least 50% of the Warrant Shares may require on one occasion that the Company use its best efforts to register the Warrant Shares for public resale. Until October 9, 1996, if the Company registers any of its Common Stock either for its own account for the account of other security holders, the holders of the Warrant Shares are entitled to include their shares of Common Stock in the registration.

     Novo Nordisk has the right at any time after August 17, 1996 to require that the Company use its best efforts to register any shares of Common Stock held by Novo Nordisk for public resale. The right is provided under the Novo Nordisk common stock purchase agreement. Novo Nordisk may require the Company on no more than one occasion every six months to effect such a registration. Novo Nordisk must bear all of the out-of-pocket expenses incurred by the Company in connection with such a registration unless Form S-3 is not available, in which case the Company shall bear all registration expenses. The Company, however, shall not be required to effect such registration if in the reasonable opinion of counsel, Novo Nordisk's shares of Common Stock may be sold in the public market under the Securities Act without registration.

     Under the 1994 Purchase Agreement, $1.5 million was received by the Company from two purchasers in exchange for 413,965 shares of Common Stock and warrants to purchase an additional 236,863 shares of Common Stock at an exercise price of $3.52 per share, subject to adjustment. The Company is obligated to register at the Company's expense the 236,863 shares of Common Stock issuable upon exercise of such warrants if so requested by the warrant holders.

     Except as otherwise noted, all registration expenses must be borne by the Company and all selling expenses must be borne by the holders of the securities being registered.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chemical Trust Company of California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of the Company's Common Stock in the public market by existing shareholders could adversely affect the market price of the Company's Common Stock. Upon the completion of this offering, the Company will have 19,066,042 shares of Common Stock outstanding, assuming no exercise of outstanding options or warrants after May 31, 1996. Approximately 18,652,077 of the shares (including the 4,000,000 shares sold in this offering) are eligible for immediate sale in the public market without restriction, although shares held by persons who may be deemed affiliates are subject to volume restrictions applicable to affiliates under Rule 144. As of May 31, 1996, 8,786,074 shares were held by persons who may be deemed affiliates under Rule 144. In addition, 1,279,815 shares of Common Stock were subject to options outstanding as of May 31, 1996, and 451,300 of these shares were fully vested. Upon exercise of the currently vested portion of such options, all shares will be eligible for immediate sale in the public market, subject to Rule 144 volume restrictions applicable to affiliates. As of May 31, 1996, there were 459,015 shares of Common Stock subject to warrants which, upon exercise of such warrants, may be freely tradeable pursuant to Rule 144 or as a result of registration pursuant to registration rights. The Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of the Company's Common Stock become eligible for resale.

     The Company's directors, executive officers, certain principal stockholders, who in the aggregate hold 9,125,674 of the shares of Common Stock or securities convertible into Common Stock of the Company outstanding immediately prior to the completion of this offering, have entered into lock-up agreements under which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 90 days after the date of this Prospectus, without the prior written consent of PaineWebber Incorporated. The Company has entered into a similar agreement, except that the Company may grant options and issue stock under its current stock option and stock purchase plans and pursuant to other currently outstanding options. See "Risk Factors -- Future Requirements for Significant Additional Capital."

     Upon expiration of the lock-up agreements, approximately 9,164,112 shares of Common Stock (including approximately 378,038 shares subject to outstanding vested options) will become eligible for immediate public resale, subject in some cases to vesting provisions and volume limitations pursuant to Rule 144. The number of shares sold in the public market could increase if holders subject to volume restrictions exercise their registration rights.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 190,632 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

     The Underwriters named below, for whom PaineWebber Incorporated and Vector Securities International, Inc. are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite each Underwriter's name in the following table.

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    PaineWebber Incorporated..................................................
    Vector Securities International, Inc......................................
                                                                                ---------
              Total...........................................................  4,000,000
                                                                                =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to certain conditions, to purchase all of the shares of Common Stock being sold pursuant to such Agreement (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus, and in part to certain securities dealers (who may include Underwriters) at such price less a concession not in excess of $
per share and that the Underwriters and such dealers may reallow a discount not
in excess of $     per share to the other dealers, including the Underwriters.
After the closing of the public offering, the public offering price, the concession to selected dealers and the discounts to other dealers may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 600,000 shares of Common Stock from the Company at the price to the public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company, its directors and officers and 5% or greater stockholders of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or rights to acquire shares of Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of PaineWebber Incorporated.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers for a security and making purchases of a security which are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

     The financial statements of Anergen, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Portions of this Prospectus entitled "Risk Factors -- Uncertainty Relating to Patents and Proprietary Rights" and "Business -- Patents and Proprietary Rights," except for the second and ninth paragraphs thereof, have been reviewed and approved by Townsend and Townsend and Crew LLP, as experts in patent law, and are included herein in reliance upon their review and approval.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 26 Federal Plaza, Room 1102, New York, New York 10007; and Chicago Regional Office, Everett McKinley Dirksen Building, 219 South Dearborn Street, Room 1204, Chicago, Illinois 60604. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning the Company (symbol: ANRG) can be inspected and copied at the offices of the Nasdaq National Market, Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006, on which the Common Stock of the Company is quoted.

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon the payment of the fees prescribed by the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                         ITEM                                           PAGE
- --------------------------------------------------------------------------------------  ----
Report of Independent Auditors........................................................  F-2
Audited Financial Statements
Balance Sheets at December 31, 1994 and 1995 and March 31, 1996 (unaudited)...........  F-3
Statements of Operations for each of the three years in the period ended December 31,
  1995 and the three months ended March 31, 1995 and 1996 (unaudited).................  F-4
Statement of Shareholders' Equity for each of the three years in the period ended
  December 31, 1995 and for the three months ended March 31, 1996 (unaudited).........  F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
  1995 and the three months ended March 31, 1995 and 1996 (unaudited).................  F-6
Notes to Financial Statements.........................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Anergen, Inc.

     We have audited the accompanying balance sheets of Anergen, Inc. as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anergen, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

San Francisco, California
February 9, 1996

                                 ANERGEN, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                DECEMBER 31,
                                                            ---------------------
                                                              1994         1995
                                                            --------     --------      MARCH 31,
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and equivalents....................................  $  1,248     $    468      $     310
  Short-term investments..................................     2,508       11,024          9,343
  Contract receivables-related party......................       592          815            783
  Prepaid expenses........................................       178          102            103
                                                            --------     --------       --------
          Total current assets............................     4,526       12,409         10,539
Property and equipment, net...............................     2,251        2,010          1,886
Other assets..............................................        20           36             36
                                                            --------     --------       --------
                                                            $  6,797     $ 14,455      $  12,461
                                                            ========     ========       ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities................  $    977     $  1,040      $     889
  Current portion of capital lease obligations and debt...       960          883            746
                                                            --------     --------       --------
          Total current liabilities.......................     1,937        1,923          1,635
Long-term portion of capital lease obligations and debt...       990          818            636
Commitments
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized; none issued and outstanding..............        --           --             --
  Common stock, no par value; 40,000,000 shares
     authorized; 7,438,495 and 14,967,680 shares issued
     and outstanding at December 31, 1994 and 1995,
     respectively (15,029,430 shares at March 31, 1996
     (unaudited)).........................................    32,572       47,359         47,400
  Additional paid-in capital..............................       648          648            648
  Deferred compensation...................................       (36)          --             --
  Unrealized gain (loss) on investments...................       (91)          16            (18)
  Accumulated deficit.....................................   (29,223)     (36,309)       (37,840)
                                                            --------     --------       --------
          Total shareholders' equity......................     3,870       11,714         10,190
                                                            --------     --------       --------
                                                            $  6,797     $ 14,455      $  12,461
                                                            ========     ========       ========

                            See accompanying notes.

                                 ANERGEN, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                     YEARS ENDED               THREE MONTHS ENDED
                                                    DECEMBER 31,                    MARCH 31,
                                           -------------------------------     -------------------
                                            1993        1994        1995        1995        1996
                                           -------     -------     -------     -------     -------
                                                                                   (UNAUDITED)
Revenues:
  Contract revenues-related party........  $   339     $ 2,325     $ 3,001     $   551     $   783
  Interest income........................      312         207         533          17         139
                                           -------     -------     -------     -------     -------
          Total revenues.................      651       2,532       3,534         568         922
                                           -------     -------     -------     -------     -------
Expenses:
  Research and development...............    5,553       7,423       8,322       1,898       1,895
  General and administrative.............    1,716       1,831       1,976         462         503
  Interest expense.......................      226         238         322          71          55
                                           -------     -------     -------     -------     -------
          Total expenses.................    7,495       9,492      10,620       2,431       2,453
                                           -------     -------     -------     -------     -------
Net loss.................................  $(6,844)    $(6,960)    $(7,086)    $(1,863)    $(1,531)
                                           =======     =======     =======     =======     =======
Net loss per share.......................  $ (1.12)    $ (0.97)    $ (0.55)    $ (0.25)    $ (0.10)
                                           =======     =======     =======     =======     =======
Shares used in calculating per share
  data...................................    6,118       7,202      12,859       7,527      14,984
                                           =======     =======     =======     =======     =======

                            See accompanying notes.

                                 ANERGEN, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                         ADDITIONAL                    UNREALIZED                       TOTAL
                                   PREFERRED   COMMON     PAID-IN       DEFERRED     GAIN(LOSS) ON    ACCUMULATED   SHAREHOLDERS'
                                     STOCK      STOCK     CAPITAL     COMPENSATION    INVESTMENTS       DEFICIT        EQUITY
                                   ---------   -------   ----------   ------------   --------------   -----------   -------------
BALANCE, DECEMBER 31, 1992.......   $    --    $22,929      $648         $ (301)          $ --         $ (15,419)      $ 7,857
Issuance of 1,219,745 shares of
  common stock to Novo Nordisk
  A/S............................        --      8,000        --             --             --                --         8,000
Issuance of common stock to
  employees under option and
  purchase plans.................        --        175        --             --             --                --           175
Amortization of deferred
  compensation...................        --         --        --            133             --                --           133
Unrealized gain(loss) on
  investments
  available-for-sale.............        --         --        --             --            (70)               --           (70)
Net loss.........................        --         --        --             --             --            (6,844)       (6,844)
                                      -----    -------      ----          -----           ----          --------       -------
BALANCE, DECEMBER 31, 1993.......        --     31,104       648           (168)           (70)          (22,263)        9,251
Issuance of 413,965 shares of
  common stock and 236,863
  warrants to private investors,
  net............................        --      1,370        --             --             --                --         1,370
Issuance of common stock to
  employees under option and
  purchase plans.................        --         98        --             --             --                --            98
Amortization of deferred
  compensation...................        --         --        --            132             --                --           132
Unrealized gain(loss) on
  investments
  available-for-sale.............        --         --        --             --            (21)               --           (21)
Net loss.........................        --         --        --             --             --            (6,960)       (6,960)
                                      -----    -------      ----          -----           ----          --------       -------
BALANCE, DECEMBER 31, 1994.......        --     32,572       648            (36)           (91)          (29,223)        3,870
Issuance of 7,317,073 shares of
  common stock in follow-on
  offering, net..................        --     14,651        --             --             --                --        14,651
Issuance of common stock to
  employees under option and
  purchase plans.................        --        136        --             --             --                --           136
Amortization of deferred
  compensation...................        --         --        --             36             --                --            36
Unrealized gain(loss) on
  investments
  available-for-sale.............        --         --        --             --            107                --           107
Net loss.........................        --         --        --             --             --            (7,086)       (7,086)
                                      -----    -------      ----          -----           ----          --------       -------
BALANCE, DECEMBER 31, 1995.......        --     47,359       648             --             16           (36,309)       11,714
Issuance of common stock to
  employees under option and
  purchase plans (unaudited).....        --         41        --             --             --                --            41
Unrealized gain(loss) on
  investments available-for-sale
  (unaudited)....................        --         --        --             --            (34)               --           (34)
Net loss (unaudited).............        --         --        --             --             --            (1,531)       (1,531)
                                      -----    -------      ----          -----           ----          --------       -------
BALANCE, MARCH 31, 1996
  (UNAUDITED)....................   $    --    $47,400      $648         $   --           $(18)        $ (37,840)      $10,190
                                      =====    =======      ====          =====           ====          ========       =======

                            See accompanying notes.

                                 ANERGEN, INC.

                            STATEMENTS OF CASH FLOWS

                  INCREASE (DECREASE) IN CASH AND EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                   THREE MONTHS
                                                         YEARS ENDED                   ENDED
                                                         DECEMBER 31,                MARCH 31,
                                                ------------------------------   -----------------
                                                  1993       1994       1995      1995      1996
                                                --------   --------   --------   -------   -------
                                                                                    (UNAUDITED)
Cash used in operating activities:
  Net loss....................................  $ (6,844)  $ (6,960)  $ (7,086)  $(1,863)  $(1,531)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization............       711        781      1,031       191       267
     Deferred compensation amortization.......       133        132         36        33        --
     Loss on sale of equipment................        --          4         --        --        --
  Changes in operating assets and liabilities:
     Contract receivables-related party.......      (339)      (253)      (223)       41        32
     Prepaid expenses.........................       (57)       (50)        76       (50)       (1)
     Other assets.............................        (1)        --        (16)      (16)       --
     Accounts payable and accrued
       liabilities............................      (213)        10         63        31      (151)
                                                --------   --------   --------   -------   -------
          Net cash used in operating
            activities........................    (6,610)    (6,336)    (6,119)   (1,633)   (1,384)
Cash provided by (used in) investing
  activities:
  Purchase of investments
     available-for-sale.......................   (19,214)   (10,784)   (30,172)   (1,016)   (1,554)
  Sales and maturities of investments
     available-for-sale.......................    17,695     16,654     21,763     2,683     3,201
  Proceeds from sale of equipment.............        --         41         --        --        --
  Purchase of equipment.......................      (686)    (1,386)      (790)      (68)     (143)
                                                --------   --------   --------   -------   -------
          Net cash provided by (used in)
            investing activities..............    (2,205)     4,525     (9,199)    1,599     1,504
Cash provided by financing activities:
  Repayments of capital lease obligations and
     debt.....................................      (604)      (688)    (1,038)     (231)     (319)
  Proceeds from facility and equipment debt
     financing................................       462      1,093        789        --        --
  Issuance of common stock, net...............     8,175      1,468     14,787        36        41
                                                --------   --------   --------   -------   -------
          Net cash provided by financing
            activities........................     8,033      1,873     14,538      (195)     (278)
                                                --------   --------   --------   -------   -------
Net increase (decrease) in cash and
  equivalents.................................      (782)        62       (780)     (229)     (158)
Cash and equivalents at beginning of period...     1,968      1,186      1,248     1,248       468
                                                --------   --------   --------   -------   -------
Cash and equivalents at end of period.........     1,186      1,248        468     1,019       310
Short-term investments at end of period.......     8,399      2,508     11,024       897     9,343
                                                --------   --------   --------   -------   -------
Cash and short-term investments at end of
  period......................................  $  9,585   $  3,756   $ 11,492   $ 1,916   $ 9,653
                                                ========   ========   ========   =======   =======

                            See accompanying notes.

                                 ANERGEN, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     Anergen, Inc. (the "Company") was incorporated on April 26, 1988 for the purpose of developing therapies using biopharmaceutical compounds for the treatment of autoimmune diseases. The Company devotes its efforts to research and development on its own behalf and also, since September 1993, on behalf of its corporate partner, Novo Nordisk A/S.

     In the course of its activities, the Company has sustained continuing operating losses and expects such losses to continue. The Company plans to finance future operations with a combination of stock sales, payments from collaborative partnerships and licensing of certain technology and, in the longer term, revenues from product sales, if any. The Company anticipates that its current cash, short-term investments and expected revenues under its collaborative agreement with Novo Nordisk A/S will be sufficient to fund its operations through the first half of 1997. If financing arrangements contemplated by management are not consummated, the Company may have to seek other sources of capital or reevaluate operating plans.

  Interim financial information (unaudited)

     The financial statements at March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair statement of its financial position at such dates and its operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and equivalents

     Cash and equivalents are carried at cost which approximates fair value (based on quoted market prices) and include primarily interest bearing demand deposits and U.S. Government notes with original maturities of three months or less.

  Securities available-for-sale

     The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities"("Statement 115"). Under Statement 115 management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities and debt securities not classified as held-to-maturity are classified as available-for-sale. To date, all marketable securities have been classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

  Property and equipment

     Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is provided over the estimated useful lives (3 to 4 years) of the respective assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful lives using the straight-line method.

  Contract revenues

     Contract revenues consist of revenues from the Company's corporate partner, Novo Nordisk A/S. Contract revenues derived from the corporate partner agreement are recorded as earned based on the level of research effort performed by the Company. The Company is also entitled to receive (i) development milestone payments upon the occurrence of certain events and (ii) royalties on product sales, if any.

  Research and development

     Research and development costs are expensed as incurred and include personnel costs, materials consumed in research and development activities, depreciation on equipment used and the cost of facilities used for research and development.

  Stock compensation

     The Company continues to account for its stock compensation under APB 25, the intrinsic value method. The Company has not elected adoption of FAS 123 (effective in fiscal year 1996), however it plans to disclose the pro forma effects of recognizing the fair market value of options granted as compensation expense beginning in 1996.

  Income taxes

     The Company accounts for income taxes using the liability method as prescribed by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Research and development tax credits will be accounted for under the "flow through" method when utilized.

  Net loss per share

     Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive.

 2. COLLABORATION WITH NOVO NORDISK A/S - RELATED PARTIES

     In August 1993, the Company entered into a development and license agreement ("Agreement") with Novo Nordisk A/S for the purpose of developing and commercializing the Company's AnergiX(TM) products for multiple sclerosis ("MS"), myasthenia gravis ("MG"), and insulin dependent diabetes mellitis. Under the Agreement the Company is entitled to receive (i) research and development cost reimbursement (ii) development milestone payments and (iii) royalties on product sales, if any. For the years ended December 31, 1993, 1994 and 1995, the Company recorded contract revenues $339,000, $2,325,000 and $3,001,000, respectively, and $783,000 in the three months ended March 31, 1996, under this agreement. The Company has granted to Novo Nordisk A/S exclusive worldwide rights to products developed under the Agreement, including rights to commercialize these products. The Company has retained rights of co-

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

promotion in North America for therapeutics in MS and MG. In addition, in August of 1993, Novo Nordisk A/S purchased 1,219,745 shares of common stock for $8 million, and an officer of Novo Nordisk A/S became a member of the Company's Board of Directors.

 3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1994 and 1995 (in thousands):

                                                                        1994        1995
                                                                       -------     -------
    Research and office leasehold improvements.......................  $   608     $   998
    Research and office equipment....................................    2,458       2,843
    Pilot manufacturing facility leasehold improvements..............      600         600
    Pilot manufacturing facility equipment...........................      972         987
                                                                       -------     -------
                                                                         4,638       5,428
    Less accumulated depreciation and amortization...................   (2,387)     (3,418)
                                                                       -------     -------
                                                                       $ 2,251     $ 2,010
                                                                       =======     =======

 4. INVESTMENTS

     The following is a summary of short-term investments (available-for-sale securities) (in thousands):

                                                          AVAILABLE-FOR-SALE SECURITIES
                                               ---------------------------------------------------
                                                             GROSS          GROSS        ESTIMATED
                                                           UNREALIZED     UNREALIZED       FAIR
                                                COST         GAINS          LOSSES         VALUE
                                               -------     ----------     ----------     ---------
    December 31, 1994
    U.S. corporate securities................  $   530        $ --           $(19)        $   511
    U.S. government obligations..............    2,069          --            (72)          1,997
                                               -------         ---           ----         -------
              Total debt securities..........  $ 2,599        $ --           $(91)        $ 2,508
                                               =======         ===           ====         =======
    December 31, 1995
    U.S. corporate securities................  $ 7,671        $ 11           $                 --
    U.S. government obligations..............    3,337           5             --           3,342
                                               -------         ---           ----         -------
              Total debt securities..........  $11,008        $ 16           $ --         $11,024
                                               =======         ===           ====         =======

     The net adjustment to unrealized holding gains(losses) on available-for-sale securities included as a separate component of shareholders' equity was ($21,000) and $107,000 in 1994 and 1995, respectively.

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1994 and 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                          ESTIMATED
                                                               BOOK         FAIR
                                                               VALUE        VALUE
                                                              -------     ---------
            December 31, 1994
            Available-for-Sale
              Due in one year or less.......................  $ 2,599      $ 2,508
              Due after one year through three years........       --           --
              Due after three years.........................       --           --
                                                              -------      -------
                                                              $ 2,599      $ 2,508
                                                              =======      =======
            December 31, 1995
            Available-for-Sale
              Due in one year or less.......................  $ 5,825      $ 5,828
              Due after one year through three years........    5,183        5,196
              Due after three years.........................       --           --
                                                              -------      -------
                                                              $11,008      $11,024
                                                              =======      =======

 5. LEASE AND DEBT OBLIGATIONS

     The Company leases its facilities under noncancelable operating leases. Facilities rent expense for 1993, 1994, and 1995 was $292,000, $321,000, and $551,000, respectively.

     Property and equipment at December 31, 1995 includes $263,000 of equipment under capital lease obligations, less accumulated amortization of $244,000. The leases provide that the Company pay taxes, insurance and maintenance expense related to the leased assets.

     On December 29, 1992, the Company entered into a loan agreement which provided $1,400,000 in financing related to the Company's pilot manufacturing facility. As of April 12, 1993, the Company had borrowed the full amount available under this agreement. Slightly under half of this debt is unsecured while the remainder is secured by equipment in the Company's pilot manufacturing facility. This loan is repayable over a 36 month period with the final payment to be based on the fair market value of the leasehold improvements and equipment (but not less than 10% or more than 20% of the original cost). Warrants to purchase 16,919 shares of the Company's common stock at an exercise price of $9.93 per share were issued to the lender under this loan agreement. No value was assigned to these warrants due to immateriality. At December 31, 1995 the Company had net borrowings of $146,000 under the loan.

     On December 30, 1993, the Company amended the above agreement to provide for an additional $500,000 in financing related to equipment purchases. At March 31, 1994, the Company had borrowed the full amount available under this agreement, all of which is secured by equipment purchased by the Company. At December 31, 1995, the Company had net borrowings of $257,000 under the loan. This loan is repayable over a 36 month period with the final payment to be based on the fair market value of the equipment (but not less than 10% or more than 20% of the original cost). Warrants to purchase 8,577 shares of the Company's common stock at an exercise price of $5.83 per share were issued to the lender under this amendment to the loan agreement. No value was assigned to these warrants due to immateriality.

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

     On April 18, 1994 the Company entered into a loan agreement with Silicon Valley Bank of California which provided $1,200,000. As of December 31, 1994 $957,000 had been drawn down upon under this agreement, all of which is secured by equipment purchased by the Company. At December 31, 1995, the Company had net borrowings of $561,000 under the loan.

     On June 23, 1995 the Company entered into a second loan agreement with Silicon Valley Bank of California which provided $800,000 in financing available through December 31, 1995. As of December 31, 1995 the Company had borrowed the full amount available under this agreement, ($712,000 balance outstanding at December 31, 1995), all of which is secured by equipment purchased by the Company. Under agreements with Silicon Valley Bank there are restrictions imposed upon the Company's ability to declare cash dividends.

     Future minimum payments, by year and in the aggregate, under the debt and capital leases and noncancelable operating leases consisted of the following at December 31, 1995 (in thousands):

                                                         DEBT AND CAPITAL     OPERATING
                                                              LEASES           LEASES
                                                         ----------------     ---------
            1996.......................................       $1,020           $   578
            1997.......................................          688               541
            1998.......................................          190               505
            1999.......................................           --                39
                                                              ------            ------
            Total minimum debt and lease payments......        1,898           $ 1,663
                                                                                ======
            Less amount representing interest..........          197
                                                              ------
            Present value of future minimum debt and
              lease payments...........................        1,701
            Less current portion of debt and lease
              obligations..............................          883
                                                              ------
            Long-term debt and lease obligations.......       $  818
                                                              ======

 6. SHAREHOLDERS' EQUITY

  1988 Stock Option Plan

     The Company has granted certain officers, employees and consultants options to purchase shares of the Company's common stock at prices ranging from $0.16 to $11.00 per share under its 1988 Stock Option Plan ("option plan"). The Company has reserved 1,800,000 shares of common stock for issuance under the option plan. These options vest over periods of up to four years and, once vested, can be exercised at any time for a period of 5 years from the date of grant. The Company recorded deferred compensation of $529,000 in 1991 related to the issuance of certain stock options. This compensation was charged to operations ratably over the

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

vesting period of the options. As of December 31, 1995, all of this amount had been amortized and charged to operations. The activity under the option plan is as follows:

                                                          NUMBER OF      PRICE PER
                                                           SHARES          SHARE
                                                          ---------     -----------
            Balance at December 31, 1992................    645,000     $0.16-11.00
            Granted.....................................    257,000      5.50- 9.50
            Exercised...................................    (56,000)     0.16- 2.00
            Forfeited...................................    (11,000)     0.21-11.00
                                                                        -----------
                                                           --------
            Balance at December 31, 1993................    835,000     $0.16-11.00
            Granted.....................................    109,000      2.62- 5.75
            Exercised...................................    (45,000)     0.16- 0.27
            Forfeited...................................    (94,000)     0.21-10.75
                                                                        -----------
                                                           --------
            Balance at December 31, 1994................    805,000     $0.21-11.00
            Granted.....................................    283,000      2.00- 3.25
            Exercised...................................   (168,000)     0.21- 2.62
            Forfeited...................................    (41,000)     2.62-11.00
                                                                        -----------
                                                           --------
            Balance at December 31, 1995................    879,000     $0.21-11.00
            Granted (unaudited).........................     11,000      4.00
            Exercised (unaudited).......................    (61,000)     0.21- 2.75
            Forfeited (unaudited).......................     (3,000)     2.62-10.75
                                                                        -----------
                                                           --------
            Balance at March 31, 1996 (unaudited).......    826,000     $0.21-11.00
                                                           ========     ===========
            Vested at December 31, 1995.................    430,000     $0.21-11.00
                                                           ========     ===========
            Vested at March 31, 1996 (unaudited)........    417,000     $2.00-11.00
                                                           ========     ===========

     The Company's Board of Directors has approved a plan whereby the Company's officers, employees and consultants had the option during the month of February 1995 to elect to extend the option exercise period by four years. Elections to extend 555,113 options were made. All vested shares under grants subsequent to February 1995 can be exercised at any time for a period of nine years from the date of grant.

  Warrants

     In connection with the October 10, 1991 initial public offering, the Company's underwriters were granted a warrant exercisable for five years to purchase up to 196,656 shares of the Company's common stock for $5.98 per share; it remains unexercised as of December 31, 1995.

     In June, 1994 the Company issued warrants to purchase 236,863 shares of Common Stock at an exercise price of $3.52 per share through a private placement to two purchasers; it remains unexercised as of December 31, 1995.

  Employee Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan under which a total of 150,000 shares of common stock have been reserved and made available for purchase by eligible employees.

     Eligible employees may have up to 10% of their wages withheld for purchases of common stock of the Company. On September 30 and March 31 of each year, the funds then in each employee's account are applied to the purchase of shares of common stock at 85% of the fair market value at such date or at six month retroactive intervals up to 24 months, whichever is less. As of December 31, 1995, 97,205 shares had been purchased with such funds.

                                 ANERGEN, INC.

            (INFORMATION AT MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities include the following (in thousands):

                                                                  1994      1995
                                                                  ----     ------
            Accounts payable....................................  $537     $  559
            Accrued collaborative expenses......................    87         87
            Outside production support..........................    21         20
            Accrued vacation pay................................   103        114
            Accrued professional fees...........................   142        157
            Other...............................................    87        103
                                                                  ----     ------
                      Total accounts payable and accrued
                        liabilities.............................  $977     $1,040
                                                                  ====     ======

 8. INCOME TAXES

     At December 31, 1995, the Company had federal and state net operating loss carryforwards of approximately $33.7 million and $16.6 million, respectively, which expire in varying amounts through 2010. Additionally, the Company has research and development tax credit carryforwards for federal tax purposes of approximately $1.3 million.

     The Company's stock offering in April 1995 resulted in a change in ownership and it is expected that the entire net operating loss and credit carryforwards as of April 1995 may be subject to an annual limitation based on the Company's pre-change value. The annual limitation will result in the expiration of the net operating losses and credits before utilization.

     Net operating losses incurred subsequent to April 1995 may also be subject to an annual limitation such that the net operating losses may expire before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1995 are as follows (in thousands):

                                                              YEAR ENDED DECEMBER
                                                                      31,
                                                             ---------------------
                                                               1994         1995
                                                             --------     --------
            Deferred income tax assets:
              Net operating loss carryforwards.............  $  9,502     $ 12,500
              Research credits.............................     1,666        1,700
              Other deferred tax assets....................        87          200
                                                             ----------   ----------
                                                                   --           --
            Net deferred tax assets........................    11,255       14,400
            Valuation allowance for deferred tax assets....   (11,255)     (14,400)
                                                             ----------   ----------
                                                                   --           --
            Total deferred tax assets......................  $     --     $     --
                                                             ============ ============

     The net valuation allowance increased by $2,508,000 during the year ended December 31, 1994 ($5,953,000 in 1993).

- ------------------------------------------------------
- ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................     3
Risk Factors..........................     6
Use of Proceeds.......................    16
Dividend Policy.......................    16
Capitalization........................    17
Price Range of Common Stock...........    17
Dilution..............................    18
Selected Financial Data...............    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    23
Management............................    37
Certain Transactions..................    44
Principal Stockholders................    45
Description of Capital Stock..........    47
Shares Eligible for Future Sale.......    49
Underwriting..........................    51
Legal Matters.........................    52
Experts...............................    52
Additional Information................    52
Index to Financial Statements.........   F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                4,000,000 SHARES

                                 ANERGEN, INC.
                                  COMMON STOCK

                            ------------------------
                              P R O S P E C T U S
                            ------------------------
                            PAINEWEBBER INCORPORATED
                     VECTOR SECURITIES INTERNATIONAL, INC.
                            ------------------------

                                           , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

        SEC registration fee..............................................  $  7,436
        NASD filing fee...................................................     2,656
        Nasdaq National Market listing fee................................    17,500
        Printing and engraving costs......................................   150,000
        Legal fees and expenses...........................................   100,000
        Accounting fees and expenses......................................    50,000
        Blue Sky fees and expenses........................................    20,000
        Transfer Agent and Registrar fees.................................     5,000
        Miscellaneous expenses............................................    47,408
                                                                            --------
                  Total...................................................  $400,000
                                                                            ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and Bylaws provide for indemnification of the officers and directors of the Company to the full extent permitted by law. The General Corporation Law of the State of California permits a corporation to limit, under certain circumstances, a director's liability for monetary damages in actions brought by or in the right of the corporation. The Company's Articles of Incorporation also provide for the elimination of the liability of directors for monetary damages to the full extent permitted by law.

     The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Articles of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of any other enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Company currently maintains a directors' and officers' insurance policy. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company as to which indemnification is sought, nor is the Company aware of any threatened litigation or proceeding that may result in claims for indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since October 10, 1991, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

          (1) In August 1993, the Registrant issued and sold an aggregate of 1,219,745 shares of Common Stock to Novo Nordisk A/S for an aggregate purchase price of $8 million. See "Certain Transactions."

          (2) In June 1994, the Registrant issued and sold to an unaffiliated investor an aggregate of 413,965 shares of Common Stock and 236,863 warrants to purchase Common Stock for an aggregate purchase price of $1.5 million.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act by virtue of
Section 4(2) and/or Rule 506 promulgated under the Securities Act. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

 EXHIBIT                                       DESCRIPTION
- ---------    --------------------------------------------------------------------------------
*1.1         Form of Underwriting Agreement
 3.1         Restated and Amended Articles of Incorporation(1)
 3.2         Bylaws, as amended(1)
 4.1         Form of Common Stock Certificate(1)
*5.1         Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1         Form of Indemnification Agreement for directors and officers(1)
10.2         1988 Stock Option Plan (as amended) and form of agreements thereunder(1)
10.3         1991 Employee Stock Purchase Plan, as amended(1)
10.4         1992 Consultant Stock Plan(2)
10.5         Representative Preferred Stock Purchase Agreement(1)
10.5A        Sublease dated December 15, 1989 between Registrant and Invitron Corporation, with amendment dated February 28, 1990(1)
10.5B        Landlord's Consent to Sublease dated March 2, 1990 among the Registrant,
             Invitron Corporation and Seaport Centre Venture Phase II(1)
10.5C        Ten-Year Industrial Net Lease Agreement dated June 5, 1987 between Invitron
             Corporation and Seaport Centre Venture Phase II, with amendments dated November
             9, 1987; October 31, 1988; August 1989; and February 28, 1990(1)
10.5D        Amendments to Seaport Center Standard Lease between the Registrant and
             Metropolitan Life Insurance Company dated January 10, 1995; and March 24,
             1995(7)
10.5E        Industrial Lease Agreement Group, with amendments dated March 31, 1993; and June
             17, 1994(10)
10.6A        Master Lease Agreement dated July 8, 1988 between the Registrant and Comdisco,
             Inc. With Equipment Schedule No. VL-1 dated July 8, 1988 and Equipment Schedule
             No. VL-2 dated April 4, 1990(1)
10.7         Form of Representative's Warrant Agreement(1)
10.8A        Loan and Security agreement dated December 29, 1992 between the Registrant and
             MMC/GATX Partnership No. I(3)
10.8B        Secured Promissory Note dated December 29, 1992 issued by the Registrant to
             MMC/GATX Partnership No. I(3)

 EXHIBIT                                       DESCRIPTION
- ---------    --------------------------------------------------------------------------------
10.8C        Warrant dated December 29, 1992 issued by the Registrant to MMC/GATX Partnership
             No. I(3)
10.8D        Amendment to the Loan and Security agreement dated December 30, 1993 between the
             Registrant and MMC/GATX Partnership No. I(4)
10.8E        Warrant dated December 30, 1993 issued by the Registrant to MMC/GATX Partnership
             No. I(4)
10.9A        Development and License agreement dated August 17, 1993 between the Registrant and Novo Nordisk A/S(5)
10.9B        Common Stock Purchase Agreement dated August 17, 1993 between the Registrant and
             Novo Nordisk A/S(5)
10.9C        Amendment No. 1 dated March 26, 1996 to the Development and License Agreement
             between the Registrant and Novo Nordisk A/S(11)
10.9D        Addendum dated March 26, 1996 to the Development and License Agreement between the Registrant and Novo Nordisk A/S(11)
10.10A       Loan and Security agreement dated April 18, 1994 between the Registrant and
             Silicon Valley Bank(6)
10.10B       Loan and Security agreement dated June 23, 1995 between the Registrant and
             Silicon Valley Bank(9)
10.10C       Loan Modification Agreement dated August 31, 1994 between the registrant and
             Silicon Valley Bank(10)
10.11A       Securities Purchase Agreement dated May 11, 1994 between the Registrant and certain purchasers(6)
10.11B       Warrant dated June 30, 1994 issued to Ortelius Trading L.P.(8)
10.11B-1     Letter related to Warrant issued to Ortelius Trading L.P.(9)
10.11C       Warrant dated June 30, 1994 issued to GDK, Inc.(8)
10.11C-1     Letter related to Warrant issued to GDK, Inc.(9)
10.11D       Amendment to Securities Purchase Agreement dated June 30, 1994 between the
             Registrant and certain purchasers(8)
10.11E       Amendment to Securities Purchase Agreement dated February 15, 1995 between the
             Registrant and certain purchasers(7)
10.12A       Common Stock Purchase agreement dated March 10, 195 between the Registrant and
             Warburg, Pincus Ventures, L.P. and International Biotechnology Trust PLC(7)
10.12B       Amendment to Common Stock Purchase Agreement dated March 15, 1995(7)
10.13        1995 Director Option Plan(10)
10.14        Transition Agreement and Mutual Release between the Company and John W. Fara,
             Ph.D.(11)

 EXHIBIT                                       DESCRIPTION
- ---------    --------------------------------------------------------------------------------
*10.15(12)   Product Development and License Agreement dated June 28, 1996 between the
             Registrant and N.V. Organon
*10.16       Employment Agreement of Barry M. Sherman, M.D.
*23.1        Consent of Ernst & Young LLP, independent auditors
*23.2        Consent of Townsend and Townsend and Crew LLP
*23.3        Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1 hereto)
*27.1        Financial Data Schedule

- ---------------
  *  Filed herewith

 (1) Incorporated by reference to the exhibit filed with Registrant's Registration Statement on Form S-1 (No. 33-42107), as amended.

 (2) Incorporated by reference to exhibit filed with the Company's Form S-8 (No. 33-52186).

 (3) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10K for the year ended December 31, 1992.

 (4) Incorporated by reference to the exhibit filed with the Company's quarterly Report on Form 10Q for the quarter ended September 30, 1993.

 (5) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10K for the year ended December 31, 1992.

 (6) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10Q for the quarter ended March 31, 1994.

 (7) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10K for the year ended December 31, 1994.

 (8) Incorporated by reference to the exhibit filed with Registrant's Registration Statement on Form S-1 (No. 33-84310), as amended.

 (9) Incorporated by reference to the exhibit filed with the Company's Quarterly Report on Form 10Q for the quarter ended June 30, 1995.

(10) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10K for the year ended December 31, 1995.

(11) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10K/A for the year ended December 31, 1995.

(12) Confidential treatment sought for portions of this exhibit.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City in the State of California on the 27th day of June, 1996.

                                          By:   /S/  BARRY M. SHERMAN, M.D.
                                            ------------------------------------
                                            Barry M. Sherman, M.D.
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry M. Sherman, M.D. and John W. Varian and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the 27th day of June, 1996 by the following persons in the capacities indicated:

                  SIGNATURE                                         TITLE
- ---------------------------------------------   ----------------------------------------------
/S/  BARRY M. SHERMAN, M.D.                     President, Chief Executive Officer and
- ---------------------------------------------   Director (Principal Executive Officer)
       Barry M. Sherman, M.D.

/S/  JOHN W. VARIAN                             Vice President and Chief Financial Officer
- ---------------------------------------------   (Principal Financial and Accounting Officer)
       John W. Varian

/S/  BRUCE L.A. CARTER, PH.D.                   Director
- ---------------------------------------------
       Bruce L. A. Carter, Ph.D.

/S/  NICHOLAS LOWCOCK                           Director
- ---------------------------------------------
       Nicholas Lowcock

/S/  HARDEN MCCONNELL, PH.D.                    Director
- ---------------------------------------------
       Harden McConnell, Ph.D.

/S/  HARRY H. PENNER, JR.                       Director
- ---------------------------------------------
      Harry H. Penner, Jr.

/S/  JAMES E. THOMAS                            Director
- ---------------------------------------------
      James E. Thomas

/S/  NICOLE VITULLO                             Director
- ---------------------------------------------
      Nicole Vitullo

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